Exhibit 2.1

STRICTLY CONFIDENTIAL	Execution Version

OMNIBUS TRANSACTION AGREEMENT

BY AND AMONG

OCM Luxembourg Ileos Holdings S.à r.l.,

Visant Corporation

and

Tripolis Holdings S.à r.l.

Dated as of July 25, 2014

i

(Continued)

(Continued)

(Continued)

Exhibits

Exhibit A	Bioplan Entities

Exhibit B	Arcade Entities

Exhibit C	Form of Company Shareholders Agreement

Exhibit D	Term Sheets for Transition Services Agreement

Schedule A	Agreed Sequence of Transactions

OMNIBUS TRANSACTION AGREEMENT

This OMNIBUS TRANSACTION AGREEMENT (this “Agreement”), dated as of July 25, 2014, is entered into by and among: (i) OCM Luxembourg Ileos Holdings S.à r.l. (the “Ileos Investor”), (ii) Visant Corporation (the “Visant Investor” and, together with the Ileos Investor, collectively, the “Investors”), and (iii) Tripolis Holdings S.à r.l. (the “Company”). Certain terms used in this Agreement are used as defined in Section 1.1. The Investors and the Company are sometimes referred to individually as a “Party.”

W I T N E S S E T H:

WHEREAS, the Ileos Investor currently owns, directly or indirectly, all of the issued and outstanding shares, membership interests, or other equity, as applicable, of those Subsidiaries of the Ileos Investor set forth on Exhibit A hereto (such listed companies, collectively, the “Bioplan Entities”);

WHEREAS, the Visant Investor currently owns, directly or indirectly, all of the issued and outstanding shares, membership interests, or other equity, as applicable, of those Subsidiaries of the Visant Investor set forth on Exhibit B hereto (such listed companies, collectively, the “Arcade Entities”);

WHEREAS, the board of directors of the Visant Investor has duly determined that it is advisable and in the best interests of the Visant Investor and the holder of its Equity Securities to enter into and perform the Visant Investor’s obligations pursuant to this Agreement and the other Transaction Documents, including combining the Arcade Entities with the Bioplan Entities in the manner contemplated by this Agreement (as the same may be amended, supplemented or modified from time to time in accordance with its terms), such board determinations being hereinafter referred to as the “Visant Consent”;

WHEREAS, the board of managers of the Ileos Investor has duly determined that it is advisable and in the best interests of the Ileos Investor to enter into and perform the Ileos Investor’s obligations pursuant to this Agreement (as the same may be amended, supplemented or modified from time to time in accordance with its terms) and the other Transaction Documents, such board determinations being hereinafter referred to as the “Ileos Consent” (and together with the Visant Consent, collectively, the “Applicable Consents”);

WHEREAS, for United States federal income tax purposes, the Parties intend that (i) the Spin Transactions to separate the Arcade Entities from the other businesses of the Visant Investor and to distribute the Arcade Entities to the stockholders of Visant Holding Corp., a Delaware corporation (“VHC”, and such stockholders, the “Arcade Investors”), if completed at the Visant Investor’s option, will qualify as a tax-free distribution to the Arcade Investors pursuant to Section 355 of the Code and that no gain or loss will be recognized by any Arcade Investor as a result of such transactions, (ii) the contributions pursuant to Sections 2.5(a) and (b) of Schedule A will qualify as contributions of property described in Section 351 of the Code, (iii) the contribution pursuant to Section 2.5(b) of Schedule A will qualify as a tax-free reorganization pursuant to Section 368(a)(1)(B) of the Code and that no gain or loss be recognized by any of the Company, AKI, Inc. or any Arcade Investor as a result of such transaction, and (iv) the execution of this Agreement evidences a plan of reorganization within the meaning of Section 368 of the Code and Treasury Regulation Section 1.368-2(g) with respect to the Visant Restructuring, together with the contributions and the new investment (collectively, the “Intended Tax-Free Treatment”); and

WHEREAS, in connection with the Transactions and as an inducement to enter into this Agreement and the other Transaction Documents, on the Closing Date, certain of the Parties or their Affiliates shall enter into and deliver certain additional Transaction Documents, including: (i) the Company Shareholders Agreement, (ii) the New Credit Agreement, and (iii) the Transition Services Agreement.

NOW, THEREFORE, in consideration of the above premises and the representations, warranties, covenants and other agreements hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions.

(a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Accounting Standards” means (i) in the case of the Arcade Entities, generally accepted accounting principles in the United States applied in a manner consistent with the preparation of the Lock Box Financials of the Arcade Entities and (ii) in the case of the Bioplan Entities, International Financial Reporting Standards applied in a manner consistent with the preparation of the Lock Box Financials of the Bioplan Entities.

“Acquired Entity” means, (i) in the case of the Ileos Investor (including any representation or warranty made by the Ileos Investor regarding any Acquired Entity), any Bioplan Entity, and (ii) in the case of the Visant Investor (including any representation or warranty made by the Visant Investor regarding any Acquired Entity), any Arcade Entity.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other United States or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition.

“Applicable Percentage” means (i) in the case of the Ileos Investor as the Indemnifying Investor, one hundred percent (100%), and (ii) in the case of the Visant Investor as the Indemnifying Investor, seventy-five percent (75%).

“Balance Sheet Date” means (i) in the case of the Ileos Investor, March 31, 2014, and (ii) in the case of the Visant Investor, March 29, 2014.

“Business Day” means any day of the year other than a Saturday or a Sunday on which national banking institutions in New York, New York; London, England; Paris, France; and Luxembourg City, Luxembourg are open to the public for conducting business and are not required or authorized by Law to remain closed.

“Cap” means (i) in the case of the Ileos Investor as the Indemnifying Investor, $50,000,000, and (ii) in the case of the Visant Investor as the Indemnifying Investor, $37,500,000.

“Capital Investment” means any cash contributed to any Acquired Entity by such Acquired Entity’s Investor Group between the applicable Balance Sheet Date and 12:01 a.m., New York time, on the Closing Date.

“Clayton Act” means the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated pursuant thereto.

“Common Stock” means the share capital of the Company, par value of €1.00 per share.

“Company Shareholders Agreement” means that certain Shareholders Agreement of the Company, entered into as of the Closing Date, by and among the parties thereto, in the form attached hereto as Exhibit C.

“Confidential Information” means information that is not generally known or readily ascertainable through proper means, whether tangible or intangible, including trade secrets, algorithms, customer lists, ideas, inventions (whether patentable or unpatentable and whether or not reduced to practice), designs, formulas, know-how, methods, processes, programs, prototypes, systems, and techniques.

“Continuing Non-Union US Arcade Employees” means those employees of the Arcade Entities whom, (i) as of immediately prior to the Closing, exclusively or primarily (i.e., greater than fifty percent (50%)) performed services for the Arcade Entities in the United States (excluding any such employees subject to a collective bargaining or other similar labor agreement) and (ii) continue to be employed by the Arcade Entities as of immediately following the Closing.

“Continuing Union US Arcade Employees” means those employees of the Arcade Entities whom, (i) as of immediately prior to the Closing, exclusively or primarily (i.e., greater than fifty percent (50%)) performed services for the Arcade Entities in the United States, (ii) are subject to a collective bargaining or other similar labor agreement, and (iii) continue to be employed by the Arcade Entities as of immediately following the Closing.

“Contract” means any written contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, or license which is currently in effect.

“Debt” means, with respect to a given Acquired Entity and without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Acquired Entity for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Acquired Entity is responsible or liable; (ii) all obligations of such Acquired Entity issued or assumed as the deferred purchase price of property and all conditional sale obligations of such Acquired Entity; (iii) all obligations of such Acquired Entity under leases required to be capitalized in accordance with the Accounting Standards; (iv) all obligations of such Acquired Entity for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of such Acquired Entity under interest rate or currency swap transactions (valued at the termination value thereof); (vi) all obligations of the type referred to in clauses (i) through (v) of any Persons for the payment of which such Acquired Entity is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (viii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Acquired Entity (whether or not such obligation is assumed by such Acquired Entity).

“Environmental Law” means any applicable Law relating to the protection of the environment, natural resources or, to the extent relating to exposure to Hazardous Materials, human health or safety, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Occupational Safety and Health Act (20 U.S.C. § 651 et seq.) and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), as each has been amended and the regulations promulgated pursuant thereto. “Environmental Laws” include all Permits required under any Environmental Law for the operation of any Acquired Entity’s business or in connection with an Acquired Entity’s Owned Real Property or Leased Real Property.

“Equity Securities” means, with respect to any Person, the capital stock, membership interests and other equity securities of such Person, and any securities that by their terms are convertible into, exchangeable for or evidencing the right to subscribe for or purchase such capital stock, membership interests or other equity securities.

“ERISA Affiliate” means, with respect to an Investor, any entity (other than the applicable Investor’s Acquired Entities) which, together with such Investor, would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code.

“Excess Cash” means all cash on hand of the Company and the Acquired Entities on the Closing Date, after giving effect to any borrowings under the New Credit Agreement, less the sum of (i) the $205,000,000 required to be paid to the Visant Investor pursuant to the Restructuring Transactions (less any Leakage offset against such payment in accordance with Section 6.16), (ii) an amount of cash necessary for payment by the Company of any Joint Expenses or other Transaction Expenses required hereunder to be paid by it, and (iii) an amount of cash necessary for working capital purposes, as such amount will be agreed to by the Ileos Investor and the Visant Investor in good faith and acting reasonably.

“Excluded Damages” means (i) any punitive damages (other than punitive damages recovered by third parties in connection with a Third Party Claim), (ii) any Losses (including any consequential, ancillary or incidental damages) to the extent such Losses are not the probable and reasonably foreseeable result of, or were not proximately caused by, any breach by the Indemnifying Investor of a representation, warranty or covenant contained in this Agreement (provided that this clause (ii) shall not apply to any Losses that are recovered by third parties in connection with a Third Party Claim) and (iii) any lost profits (other than (1) lost profits that are recovered by third parties in connection with a Third Party Claim, or (2) lost profits of the Company that are direct Losses and constitute the only Losses otherwise claimed or recoverable pursuant to Section 9.2(a)(i) or Section 9.2(a)(ii) in respect of such breach).

“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder.

“Financing Sources” means the lenders party to the Commitment Letter and any other Persons that have committed to provide or otherwise entered into agreements in connection with the Financing in connection with the Transactions, and any joinder agreements, credit agreements or other definitive agreements entered into pursuant thereto or relating thereto, together with their Affiliates, successors and assigns, and the officers, directors, employees, agents, representatives, successors and assigns of the foregoing.

“Fundamental Provisions” means Sections 4.1 (Organization and Good Standing), 4.2 (Authorization of Agreement), 4.4 (Capitalization), 4.5 (Subsidiaries), 4.9 (Taxes), 4.21 (Financial Advisors), 5.1 (Organization and Good Standing), and 5.2 (Authorization of Agreement).

“Governing Documentation” means, as to any Person that is not a natural person, such Person’s (a) certificate of formation, charter or similar and related formational documentation, (b) bylaws, operating agreement, or similar governing documentation, and (c) any applicable agreement of such Person’s stockholders, members, partners or similar Contract between equityholders of such Person governing operation, voting, distributions, rights or other related matters.

“Governmental Body” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government or authority, governmental, Taxing Authority, administrative or public department or agency, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Hazardous Materials” means any material, substances or waste regulated, classified or otherwise characterized by any Environmental Law as “pollutants,” “contaminants,” “hazardous,” “toxic,” “radioactive” or words of similar meaning of effect, including petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, urea-formaldehyde insulation and radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Ileos Restructuring” means the series of restructuring transactions to be executed by the Ileos Investor and certain Affiliates thereof as set forth in Sections 2.5(a) and 2.5(b) of Schedule A.

“Indemnified Persons” means (i) in the case of the Ileos Investor as the Indemnifying Investor, the Company and its Related Persons, and (ii) in the case of the Visant Investor as the Indemnifying Investor, the Ileos Investor and its Related Persons; provided, that, in each of the above cases, indemnifiable Losses shall be paid directly to the Company or the Ileos Investor, respectively, and not any Related Persons; provided that Indemnified Persons shall not include any of the Arcade Investors.

“Indemnified Taxes” means (i) any Tax of an Acquired Entity attributable to any Pre-Closing Tax Period, (ii) any Tax of any Person (other than an Acquired Entity) as a member of an affiliated, consolidated, combined or unitary group of which any Acquired Entity (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or comparable provisions of state, local or foreign law), (iii) any Tax of any Person (other than an Acquired Entity) imposed on any Acquired Entity in respect of a Pre-Closing Tax Period as a transferee or successor or by contract and (iv) (A) in the case of the Ileos Investor as the Indemnifying Investor, any Tax attributable to the Ileos Restructuring or the contribution pursuant to Section 2.5(e) of Schedule A, and (B) in the case of the Visant Investor as the Indemnifying Investor, any Tax attributable to the Visant Restructuring or the contribution pursuant to Section 2.5(f) of Schedule A; provided, that Indemnified Taxes shall not include Taxes described in clause (vii) of the definition of Leakage.

“Intellectual Property” means all worldwide intellectual property rights including the following: (a) patents and applications therefor, including continuations, divisions, continuations-in-part, extensions, reexaminations, reissuances and foreign counterparts of patent applications and patents issuing thereon; (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, social media identifiers and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof; (c) copyrights, copyrighted works and works of authorship and registrations and applications therefor; (d) Software and (e) Confidential Information.

“Investor Group” means, as to any Acquired Entity, collectively, its Investor and its Investor’s Affiliates (excluding such Investor’s Acquired Entities), and such Investor’s and Affiliates’ respective officers, employees, consultants and other advisors.

“Investor Multiemployer Plans” means, with respect to each Investor, each multiemployer plan (as defined in Section 3(37) of ERISA) to which such Investor or any of such Investor’s ERISA Affiliates makes or is obligated to make contributions, or during the preceding five (5) plan years, has been obligated to make contributions.

“Investor Title IV Plans” means, with respect to each Investor, each “single-employer plan” (as defined in Section 4001(a)(15) of ERISA) that such Investor or any of its ERISA Affiliates has sponsored, maintained, contributed to, or has in the last six (6) years any liability or obligation, current or contingent.

“Joint Expenses” means all fees and expenses (including legal fees) relating to (i) the Financing (including legal fees of the Financing Sources), (ii) analysis and filings made pursuant to Section 6.2 (including filing fees and local counsel attorney fees) (iii) the amount of any all sales, use, stamp, documentary, filing, recording, transfer or similar fees or similar Taxes incurred by either Investor or any Acquired Entity as a result of the Transactions other than the Restructuring Transactions, (iv) the engagement of Stibbe to advise the Company and the Investors in connection with the Transactions, including the formation of the Company and comments of Stibbe regarding the Transaction Documents, and (v) all fees and expenses of Ernst & Young LLP incurred pursuant to the engagement letter between Ernst & Young LLP and Ileos Group S.A.S. dated May 23, 2014 and the engagement letter between Ernst & Young LLP and AKI, Inc. dated May 23, 2014 (the “Original Engagement”) for services including the preparation of the diligence reports relating the each Investor’s Acquired Entities (Project Neptune, dated June 19, 2014 and Project Space dated June 12, 2014). For the avoidance of doubt, any fees and expenses of Ernst & Young LLP not included in the Original Engagement shall not constitute Joint Expenses.

“Knowledge” means the knowledge after reasonable inquiry of (i) in the case of the Ileos Investor, Jean Rollier, Herve Bichon and Christophe Ducourtieux and (ii) in the case of the Visant Investor, Serge Jureidini, Brian Hartman and Marie Hlavaty.

“Law” means any applicable foreign, federal, state, provincial or local law, statute, code, ordinance, rule, regulation, Order or other legal requirement of any Governmental Body.

“Leakage” means without duplication (but in each case excluding any Permitted Leakage):

(i) any dividend, distribution, payments in lieu of any dividend or distribution, share repurchase or redemption, directors’ fees or return of share capital, in each case paid (in cash or kind) by such applicable Acquired Entity to any Person other than an Acquired Entity;

(ii) any payments made (including bonuses, commissions, loan repayments, gifts, gratuitous payments, management, monitoring or service payments) or agreed to be made by such applicable Acquired Entity (including any Transaction Expenses) to any member of its Investor Group, other than (A) payments to employees of Acquired Entities pursuant to pre-existing employment relationships with an Acquired Entity and compensation, benefits, and travel advances in the Ordinary Course of Business and (B) Transaction Expenses explicitly contemplated and allocated to the Company pursuant to Section 10.2. For the avoidance of doubt, payments by any of the Visant Investor’s Acquired Entities pursuant to a Terminated Equity Award shall constitute Leakage of the Visant Investor’s applicable Acquired Entities;

(iii) any forgiveness, release, waiver or discount (in each case whether conditional or not) by such applicable Acquired Entity of any amount owed to such Acquired Entity by any member of its Investor Group;

(iv) the granting of or the making of payments under any guarantee, indemnity or security by any Acquired Entity in respect of any Debt, liability or obligation of any member of such Acquired Entity’s Investor Group;

(v) the sale, purchase, transfer, surrender or disposal by any Acquired Entity of any asset or service to, in favor of or for the benefit of any member of its Investor Group, unless it is at a fair market value and made in the Ordinary Course of Business;

(vi) any payment or obligation for payment of the type set forth in clauses (i) through (v) above made by such applicable Acquired Entity to any Person for the benefit of any member of such Acquired Entity’s Investor Group,

(vii) any Tax (including the employer portion of any payroll Taxes) incurred, paid or payable by such Acquired Entity in respect of any of the matters set out in (i) to (vi) above; or

(viii) any agreement or undertaking by such applicable Acquired Entity to do any of the matters set out in (i) to (vii) above.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, claims, or proceedings (public or private) by or before a Governmental Body.

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, lease, charge, adverse ownership claim, option, right of first refusal or first offer, easement, servitude or other transfer restriction.

“Material Adverse Effect” means as to each Investor, any effect, change, event, occurrence, development or circumstance (any such item, an “Effect”) that, individually or in the aggregate, is or would reasonably be expected to have a material adverse effect on the financial condition, business or results of operations of such Investor’s Acquired Entities, taken as a whole; provided, however, that no Effect caused by or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been or will be a Material Adverse Effect: (i) any Effect affecting the economy of the United States, Europe or South America, generally, including changes in the credit, debt, capital or financial markets (including changes in interest or exchange rates) or the economy of any region or country in which such Acquired Entities conduct business; (ii) any Effect generally affecting the industries in which such Acquired Entities conduct business; (iii) any Effect arising in connection with earthquakes, natural disasters or global, national or regional political conditions, including hostilities, military actions, political instability, acts of terrorism or war or any escalation or material worsening of any such hostilities, military actions, political instability, acts of terrorism or war existing or underway as of the date hereof; (iv) any failure, in and of itself, by such Acquired Entity to meet any internal or published projections, forecasts or revenue or earnings predictions for any period (it being understood that the facts or occurrences giving rise to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (v) compliance with, or any action required to be taken by such Acquired Entity under, the terms of this Agreement; (vi) the announcement of the Transactions, including the effects of the Transactions on relationships with customers, suppliers, Governmental Bodies, employees, or other third-party relationships; (vii) any change in Law or the Accounting Standards or interpretation thereof; unless, in the cases of clauses (i), (ii), (iii) or (vii) above, such changes would reasonably be expected to have a materially disproportionate impact on the financial condition, business or results of operations of such Investor’s Acquired Entities, taken as a whole, relative to other affected participants in the industries in which such Acquired Entities conduct business.

“New Credit Agreement” means the binding definitive documentation for the Financing, to be dated as of the Closing Date, by and among, inter alios, the lenders party thereto and the Company and providing for funding in an amount sufficient to fund the portion of the Transactions contemplated to be funded pursuant to the Financing.

“Non-Acquired Entity” means, as to an Acquired Entity, (i) an Affiliate of such Acquired Entity that is not itself an Acquired Entity, and (ii) any Affiliate of a Person described in clause (i) that is not itself an Acquired Entity.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means, as to any Acquired Entity, the ordinary and usual course of day-to-day operations of such Acquired Entity consistent with past practice, taken as a whole.

“Permits” means any approvals, authorizations, consents, licenses, permits, provider number, registrations or certificates of a Governmental Body.

“Permitted Exceptions” means with respect to a given Investor’s Acquired Entities (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances of record disclosed in policies of title insurance delivered or made available to the other Investor prior to the date hereof; (b) Liens for Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, in each case, for which adequate reserves have been established in the financial statements in accordance with the Accounting Principles; (c) landlords’, mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business and which are not, individually or in the aggregate, material; (d) zoning, entitlement and other land use and environmental regulations by any Governmental Body which do not, individually or in the aggregate, materially interfere with the present or proposed uses of such real property and which are not currently violated by the current use or occupancy of the real property affected thereby; (e) title of a lessor under a capital or operating lease; (f) non-exclusive licenses in Intellectual Property granted in the Ordinary Course of Business; (g) gaps in the chain of title for Intellectual Property evident from the public records of the Governmental Body maintaining the applications or registrations therefor; and (h) such other imperfections in title, charges, easements, restrictions and encumbrances which would not, individually or in the aggregate, materially adversely affect or are not reasonably likely to materially adversely affect such Acquired Entities’ Ordinary Course of Business.

“Permitted Leakage” means (i) incurrence and/or repayment of any Debt or the taking of any other action that would otherwise be deemed “Leakage” if specifically required to be incurred, repaid or taken pursuant to or to effect the terms of Article II and (ii) any item set forth on Schedule 1.1(c).

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Related Persons” means, as to a Person, its directors, officers, employees, Affiliates, stockholders, agents, attorneys, representatives, successors and assigns.

“Restructuring Transactions” means the Visant Restructuring and the Ileos Restructuring.

“Sherman Act” means the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder.

“Software” means any and all computer programs and software, including any and all software implementations of algorithms, applications, models and methodologies, whether in source code or object code, file documentation and all other tangible media on which it is recorded (in any form).

“Spin Transactions” means the series of distributions pursuant to Section 355 of the Code as set forth in Section 2.5(c)(ii) of Schedule A.

“Straddle Period” means any Tax period of an Acquired Entity beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which a majority of the outstanding share capital, voting securities or other voting equity interests are owned, directly or indirectly, by such first Person.

“Tax” or “Taxes” means all taxes, charges, fees, duties, levies or other assessments, including, without limitation, income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, license, payroll, unemployment, environmental, escheat, unclaimed property, customs duties, capital stock, disability, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational and interest equalization, windfall profits, severance and employees’ income withholding and Social Security taxes imposed by the United States or any foreign country or by any state, municipality, subdivision or instrumentality of the United States or of any foreign country or by any other tax authority, whether imposed in the United States, France or any other jurisdiction whatsoever by the Internal Revenue Service or any other governmental, federal, supra national, municipal, local governmental or other Taxing Authority, and such term shall include any interest, penalties or additions to tax attributable to such taxes and including, for France, social security and/or social contributions imposed by any Governmental Body together with any interest, penalties or additions to tax attributable thereto.

“Tax Return” means any federal, state, local and foreign return (including any information return), report, declaration, claim for refund, election, form or statement filed or required to be filed with respect to any Tax with any Taxing Authority, including any consolidated, combined, affiliated or unitary returns for any group of entities (including any schedules or attachments thereto, and any amendment thereof).

“Taxing Authority” means the United States Internal Revenue Service, United States Treasury and any other Governmental Body in any jurisdiction competent or purportedly competent to impose Taxes or exercising any authority to impose, assess or collect any Tax or any other authority exercising Tax regulatory authority.

“Terminated Equity Awards” means equity or equity-based awards (including phantom stock and equity appreciation rights) granted, issued, awarded (or promised to be granted, issued or awarded) by an Investor or any of its applicable Acquired Entities to any current or former employee or other individual service provider of an Acquired Entity on or prior to the Closing, including, in the case of the Visant Investor’s Acquired Entities, the phantom equity awards and equity appreciation right awards set forth on Schedule 1.1(d).

“Transaction Documents” means this Agreement and all other agreements, documents, certificates or instruments contemplated by this Agreement or otherwise contemplated, required or permitted hereby in order to effect the intent hereof, in each case to be executed at or prior to the Closing by any one or more of the Ileos Investor, the Visant Investor, the Arcade Investors, if applicable, any Acquired Entity, or any of their respective Affiliates.

“Transaction Expenses” means (a) the amount of any costs, fees and expenses incurred, directly or indirectly, by an Acquired Entity in connection with the Transactions for investment bankers, accountants, third party consultants, legal counsel and other advisors and any fees and expenses that are unpaid or due upon termination of any applicable management agreement between either Investor and one or more Acquired Entities, and (b) all transaction-related bonuses, severance or other payments (and the employer portion of all Taxes due thereon) payable to any director, officer or employee of any Acquired Entity related to the execution or consummation of the Transactions.

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transition Services Agreement” means that certain transition services agreement by and among, the Investors and the Company, to be dated and effective as of the Closing Date which shall reflect the terms and conditions set forth in Exhibit D and such other terms and conditions as may be mutually agreed by the Investors.

“Visant Restructuring” means the series of restructuring transactions (including the Spin Transactions) to be executed by the Visant Investor and certain Affiliates thereof as set forth in Section 2.5(c) of Schedule A (except that the Spin Transaction shall be executed by the Visant Investor only at the Visant Investor’s option as set forth in Section 2.5(c)(ii) of Schedule A).

1.2 Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section

280G Approval	6.10
401(k) Plan	6.6(b)
Affiliated Persons	10.10
Agreement	Preamble
Alternative Transaction	6.11
Annual Financials	4.6
Applicable Benefit Plan	4.14(a)
Applicable Consents	Recitals
Applicable Pension Plan	4.14(b)
Arcade Entities	Recitals
Arcade Investors	Recitals
Basic Agreed Principles	2.3
Bioplan Entities	Recitals
Closing	2.1
Closing Date	2.1
Closing Leakage	6.16
Commitment Letter	6.7(a)
Company	Preamble
Company 401(k) Plan	6.6(b)
Deductible	9.4(a)
De Minimis Amount	9.4(a)
Effect	1.1(a) (in definition of Material Adverse Effect)
ERISA	4.14(a)
FCPA	4.22
Financial Statements	4.6
Financing	6.7(a)
Financing Commitments	6.7(a)
Foreign Plans	4.14(j)
Ileos Consent	Recitals
Ileos Investor	Preamble
Indemnified Payment	9.4(d)
Indemnifying Investor	9.2(a)
Intended Tax-Free Treatment	Recitals
Investor	Preamble
ISRA	6.2(d)
Leakage Certificate	6.16
Leased Real Property	4.10(a)
Lock Box Financials	4.6
Loss	9.2(a)
Material Contracts	4.13(a)
Multiemployer Plan	4.14(f)
Non-Parties	10.10
Original Engagement	1.1(a) (in definition of Joint Expenses)

Term	Section

Owned Real Property	4.10(b)
Party	Preamble
Personal Property Leases	4.11
Real Property Lease	4.10(a)
Recourse Theory	10.10
Related Party Agreements	4.13(a)(i)
Rollover Shareholder	2.5(b)
Section 280G Payments	6.10
Specified Documents	10.4
Straddle Returns	6.12(a)
Survival Period	9.1
Termination Date	8.1(a)
Third Party Claim	9.3(b)
Variables	2.3
VHC	Recitals
Visant Consent	Recitals
Visant Investor	Preamble
Withdrawal Liability	4.14(f)

1.3 Other Definitional and Interpretive Matters.

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii) Dollars. Any reference in this Agreement to “$” shall mean U.S. dollars. The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Exhibits or the Schedules is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in the Schedules) is or is not material for purposes of this Agreement.

(iii) Exhibits/Schedules. References herein to “Exhibits” or “Schedules” shall be deemed to be a reference to the exhibits and schedules attached hereto. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein and are hereby made and deemed to be an integral part of and an inducement to enter into this Agreement. For the avoidance of doubt, references herein to Article II shall include a reference to Schedule A. Any matter or item disclosed on one Section of the Schedules shall be deemed to have been disclosed on each other Section of the Schedules in which it is reasonably apparent on the face of such disclosure that the information is required to be included. Disclosure of any item on any Schedule shall not constitute an admission or indication that such item or matter is material or would reasonably be expected to have a Material Adverse Effect. No disclosure on a Schedule relating to a possible breach or violation of any Contract or Law shall be construed as an admission or indication that breach or violation exists or has actually occurred. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vi) Herein. The words “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii) Including. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(viii) Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (A) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation or warranty, (B) such item is otherwise specifically set forth on the balance sheet or financial statements or (C) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

CLOSING; TRANSACTIONS

2.1 Closing. The closing of the Transactions (the “Closing”) shall take place at 9:00 a.m. (Eastern Time) on a date to be specified by the Parties, which date shall be no later than the second (2nd) Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Weil, Gotshal & Manges LLP, 100 Federal Street, 34th Floor, Boston, Massachusetts, 02110, unless another time, date or place is agreed to in writing by the Parties. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

2.2 Transactions. Subject to the provisions of this Agreement, on the Closing Date, the Transactions set forth in this Article II shall occur substantially simultaneously; provided, that the Transactions set forth in Schedule A hereto shall be deemed to occur in the order set forth therein. Between the date hereof and the date that is ten (10) Business Days prior to the Closing Date, either Investor may, by written notice to the other Investor, amend such first Investor’s or its Affiliates’ respective obligations or anticipated Transactions pursuant to this Article II by notice to the other Investor; provided, that any such amendment shall not be permitted without the prior written consent of the other Investor if the other Investor notifies the parties in writing within (5) Business Days of such first notice that such amendment does or could reasonably be expected to adversely impact the rights or obligations (including tax, financial, legal or otherwise) of the other Investor or its Affiliates, including the Intended Tax-Free Treatment, and such Investor’s (or its Affiliates’) relative value in or ownership of the Company. To the extent the Investors mutually agree to any amendment, supplement or other modification to this Article II, the Investors shall work together to amend the Agreement as necessary to implement the effect of such amendment, supplement or modification.

2.3 Permitted Updates; Excess Cash. Notwithstanding the foregoing, the Investors acknowledge and agree that the dollar amounts and steps referenced in Article II as part of the Restructuring Transactions (the “Variables”) are based off the relative cash and debt positions of each of the Investors as of the applicable Balance Sheet Date and necessary to result in the following: (i) the Ileos Investor owning seventy-five percent (75%) of the Company and the Visant Investor or the Arcade Investors owning twenty-five percent (25%) of the Company, in each case following the steps set forth in Section 2.5 of Schedule A hereto (subject, in each case, to pro rata dilution as noted therein), (ii) the Visant Investor receiving a cash payment in an amount at least equal to $205,000,000, and (iii) the Investors sharing in any Excess Cash payments or distributions as set forth in this Section 2.3, except in the case of each of clauses (ii) and (iii) as may be offset by Leakage in accordance with Section 6.16 (with clauses (i), (ii) and (iii) being referred to herein as the “Basic Agreed Principles”). Each of the Parties hereto acknowledges and agrees that the Variables may need to change from the date hereof to the Closing Date in order to achieve the Basic Agreed Principles and to implement the obligations under the Financing, and each Party hereto agrees that the Agreement will be revised to reflect such necessary changes to the Variables; provided that in no event shall there be any change (i) to the Basic Agreed Principles, (ii) that affects the Intended Tax-Free Treatment, (iii) that imposes more than an immaterial cost or expense on any Investor or its Affiliates (including the Company and the Acquired Entities), (iv) that could reasonably be expected to result in the failure of the conditions set forth in Sections 7.1(b) or 7.1(c) to be satisfied or (v) that could reasonably be expected to materially delay the consummation of the Transactions. In the event that there is Excess Cash of the Acquired Entities, the Investors shall work together in good faith to confirm the amount of Excess Cash and to consummate the following Transactions immediately following funding of the Financing (and prior to any investment by any Rollover Shareholder): (i) the distribution by the Company of seventy-five percent (75%) of such Excess Cash to the Ileos Investor as additional consideration for the contributions made pursuant to Section 2.5(e) of Schedule A and (ii) the increase of the amount of indebtedness owed by AKI, Inc. to the Visant Investor pursuant to Section 2.5(c)(i) of Schedule A by an amount equal to twenty-five percent (25%) of such Excess Cash, which amount of additional indebtedness shall be repaid in accordance with Section 2.5(l) of Schedule A. Any Excess Cash shall be distributed in compliance with the New Credit Agreement and applicable Law.

2.4 Pre-Closing Restructuring Steps. On the Closing Date, the Investors shall cause their respective Acquired Entities or applicable Affiliates to give effect to the Transactions set forth in Section 2.4 of Schedule A.

2.5 Closing Steps.

(a) On the Closing Date, the Investors shall cause their respective Acquired Entities or applicable Affiliates to give effect to the Transactions set forth on Section 2.5 of Schedule A.

(b) Immediately following the Closing, the authorized, issued and outstanding Common Stock of the Company shall be as set forth in the pro forma capitalization table attached hereto as Schedule 2.5(m) as the same may be updated at the Closing to account for any rollover investment by management stockholders of any Acquired Entity (a “Rollover Shareholder”) which shall dilute the Investors on a pro-rata basis.

(c) Offset. Payments to an Investor pursuant to this Article II may be offset as provided in Section 6.16.

2.6 Post-Closing Actions. On or after December 12, 2014, the Investors and the Company shall and shall cause the applicable Acquired Entities to take the additional actions set forth on Schedule 2.6 hereto, or, subject to the limitations in Section 2.2, any alternative steps to the same effect, following which the Visant Investor or the Arcade Investors, as the case may be, collectively shall own twenty-five percent (25%) of the issued and outstanding Equity Securities of the Company and the Oaktree Investors (as defined in Schedule 2.6) shall own seventy-five percent (75%) of the issued and outstanding Equity Securities of the Company, in each of the above cases, subject to adjustment, if applicable, to account for any Rollover Shareholder’s investment in the Company (which shall dilute the Investors on a pro-rata basis) or based on any permitted issuances of Equity Securities of the Company following the Closing Date in compliance with the terms of the Company Shareholders Agreement.

2.7 Amendment of the Articles. Prior to the Closing, the Investors shall work in good faith to amend and restate the Company’s Articles of Association to reflect the terms of the Company Shareholders Agreement.

ARTICLE III

CERTAIN ACTIONS REGARDING INTEGRATION OR SEPARATION OF ACQUIRED ENTITIES

3.1 Guarantee Arrangements. Between the date hereof and the Closing, each Investor shall use its reasonable best efforts to arrange for the release of any applicable guarantee or letter of credit by or from any Non-Acquired Entity to or from any of such Investor’s Acquired Entities (all of which guarantees and letters of credit are set forth on Schedule 3.1) on terms reasonably acceptable to the other Investor. To the extent any such release cannot be achieved, the Investors shall cooperate in good faith to make alternative arrangements to eliminate the financial risk to the Acquired Entities or the Investor, as applicable, pursuant to such pre-existing guarantees. With respect to any guarantees or letters of credit by an Investor to any Acquired Entity, the Investors shall (and shall cause their Acquired Entities to) use its (and their) reasonable best efforts to (i) as to guarantees, replace on the Closing Date such guarantee with a guarantee of the Company or Acquired Entity, and (ii) as to letters of credit, transfer such letters of credit to the New Credit Agreement (and release the Non-Acquired Entity under whose credit facility any such letter of credit was originally issued). In the event that any such replacement or transfer is not possible and any such guarantee or letter of credit remains outstanding as of the Closing Date, the Company shall deliver to the applicable Investor, in the case of a guarantee, a guarantee (in the aggregate amount that may be payable under such guarantee in respect of such Acquired Entity) to the benefit of such Investor, and, in the case of a letter of credit, an unconditional letter of credit in form and substance reasonably satisfactory to such Investor and issued pursuant to the New Credit Agreement in the amount of such existing letter of credit.

3.2 Continuing Contracts. The Parties acknowledge that it will be beneficial for the Acquired Entities to continue to receive the pricing or other benefits of those existing Contracts between an Investor and the applicable identified third parties identified on Schedule 3.2. Accordingly, further to, and not in limitation of, the requirements of Section 6.3, the Investors will reasonably cooperate in good faith between the date hereof and the Closing to implement (and following the Closing (pursuant to the Transition Services Agreement) to continue) arrangements mutually agreeable to the Investors to provide the Company with such continued pricing or other benefits; provided, however, neither Investor will be required to take any actions that will incur additional cost to such Investor. Except for any Related Party Agreement identified on Schedule 3.2, or any Transaction Document, each Investor shall take all required action to terminate its applicable Related Party Agreements prior to the Closing without the incurrence of any Leakage by such Investor’s Acquired Entities.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE ACQUIRED ENTITIES

Except as set forth on the applicable Schedules attached hereto, each Investor hereby represents and warrants to the other Investor and to the Company as follows regarding such Investor’s applicable Acquired Entities:

4.1 Organization and Good Standing. Each of such Investor’s Acquired Entities is duly organized, validly existing and in good standing under the laws of its applicable jurisdiction of formation set forth opposite such Acquired Entity’s name on Schedule 4.1, and has all requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business in all material respects as now conducted. Each of such Investor’s Acquired Entities is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would have a Material Adverse Effect, individually or in the aggregate, on the businesses of such Investor’s Acquired Entities, taken as a whole. Each Investor has made available to the other Investor true and complete copies of the Governing Documentation of such first Investor’s Acquired Entities, each as currently in effect.

4.2 Authorization of Agreement. Each of such Investor’s Acquired Entities has all requisite corporate or other organizational power and authority to execute and deliver each Transaction Document to which any such Acquired Entity is a party, and to perform its applicable obligations thereunder, or will have at Closing, such requisite power and authority to consummate the Transactions. The execution and delivery of any Transaction Documents to which any of such Investor’s Acquired Entities is a party, and the performance by any of such Acquired Entities of its obligations thereunder, and the consummation by such Acquired Entity of the Transactions have been duly authorized by the board of directors or other applicable governing body or member of such Acquired Entity, and no other corporate or other organizational action on the part of any such Acquired Entity is necessary to authorize the execution, delivery and performance of the Transaction Documents to which such Acquired Entity is a party and the consummation of the Transactions. Each Transaction Document to which any of such Investor’s Acquired Entities is a party has been duly and validly executed and delivered by such Acquired Entity and (assuming the due authorization, execution and delivery by the other parties thereto) each such Transaction Document when so executed and delivered will constitute the legal, valid and binding obligation of such Acquired Entity, enforceable against such Acquired Entity in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3 Conflicts; Consents of Third Parties. None of the execution, delivery or performance by any of such Investor’s Acquired Entities of any Transaction Document to which it is a party, the consummation by any such Acquired Entity of the Transactions, or performance or compliance by any such Acquired Entity with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the Governing Documentation of such Acquired Entity; (ii) any Contract, or Permit to which any such Acquired Entity is a party; (iii) any Order applicable to any such Acquired Entity or by which any of the properties or assets of any such Acquired Entity are bound; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the businesses of such Investor’s Acquired Entities.

4.4 Capitalization.

(a) Schedule 4.4(a) sets forth, for each Investor, the name of such Investor’s Acquired Entities, and, with respect to each such Acquired Entity: (i) the jurisdiction in which it is incorporated or organized; (ii) the number of shares of its authorized capital stock, membership interests or other equity interests; and (iii) the number and class of shares, membership interests or other equity interests thereof duly issued and outstanding, the names of all holders thereof and the number of shares of stock, membership interests or other equity interests held by each such holder. All outstanding shares of capital stock, membership interests or other equity interests of such Investor’s Acquired Entities (A) have been duly authorized and, to the extent applicable to the legal form of such Acquired Entity, are validly issued, fully paid and nonassessable, (B) have not been issued in violation of any preemptive or similar rights and (C) have been issued in compliance with applicable securities Laws or exemptions therefrom.

(b) There is no outstanding option, warrant, call, right, or Contract of any character to which any of such Investor’s Acquired Entities is a party requiring, and there are no securities of such Investor’s Acquired Entities or any other Person outstanding which upon conversion or exchange would require, the issuance of any shares of capital stock of any of such Investor’s Acquired Entities or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity interests of any of such Investor’s Acquired Entities. None of such Investor’s Acquired Entities is a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of any equity or other securities of any of such Investor’s Acquired Entities.

(c) Except as set forth on Schedule 4.4(c), such Investor’s Acquired Entities do not have any Debt.

4.5 Subsidiaries.

(a) No Acquired Entity has any Subsidiary that is a Non-Acquired Entity. Following the consummation of the transactions contemplated by Article II, including the repayment of Debt set forth on Schedule 2.5(l), no Acquired Entity shall have any ongoing liability or obligations in respect of any Non-Acquired Entity. No Acquired Entity owns any stock, membership interests or other equity ownership interest in any Person other than in another Acquired Entity.

(b) No newly formed Subsidiary of an Investor that shall become an Acquired Entity shall have any assets or liabilities other than those specifically contemplated to be transferred to such Subsidiary pursuant to Article II.

4.6 Financial Statements. Such Investor has attached as Schedule 4.6 hereto true, complete and correct copies of (i) with respect to the Ileos Investor, the audited consolidated balance sheet of the Bioplan Entities as of December 31, 2013, and with respect to the Visant Investor, the audited consolidated balance sheet of the Arcade Entities as of December 28, 2013, in each case, including the related audited consolidated statements of operations and cash flows of such Acquired Entities for the twelve (12) month period then ended (such audited statements, including the related notes thereto are referred to herein as such Investor’s Acquired Entities’ “Annual Financials”), and (ii) with respect to the Ileos Investor, the consolidated balance sheet of the Bioplan Entities as of March 31, 2014, as reviewed, and the related unaudited consolidated statements of operations and cash flows of the Bioplan Entities for the three (3) month period then ended and, with respect to the Visant Investor, the unaudited consolidated balance sheet of the Arcade Entities as of March 29, 2014 and the related unaudited consolidated statements of operations and cash flows of the Arcade Entities, excluding in each case any footnotes thereto (such unaudited statements, including the related notes to the audited statements are referred to herein as such Investor’s Acquired Entities’ “Lock Box Financials” and, together with the Annual Financials, collectively, the “Financial Statements”). Except as set forth in the notes thereto, each of such Acquired Entities’ Financial Statements has been prepared in all material respects in accordance with the Accounting Standards, consistently applied, and fairly presents in all material respects the consolidated financial position, results of operations and cash flows of such Acquired Entities as at the dates and for the periods indicated therein (subject, in the case of the unaudited statements, to normal, recurring year end audit adjustments and the absence of footnote disclosures).

4.7 No Undisclosed Liabilities. None of such Investor’s Acquired Entities has any material liabilities of any kind that would have been required to be reflected in or reserved against on a consolidated balance sheet of such Acquired Entities or in the notes thereto prepared in accordance with the Accounting Standards, other than liabilities: (i) reflected in or reserved against on the unaudited balance sheet of such Acquired Entities as of such Investor’s Balance Sheet Date as set forth in Schedule 4.6; (ii) incurred in the Ordinary Course of Business after such Investor’s Balance Sheet Date; (iii) incurred as contemplated by this Agreement or otherwise in connection with the Transactions, in each case, in compliance with the terms of this Agreement; or (iv) that have been discharged or paid off since such Investor’s Balance Sheet Date and prior to the date hereof.

4.8 Absence of Certain Developments.

(a) Since the applicable Balance Sheet Date to the date hereof, such Investor’s Acquired Entities have conducted their respective businesses only in the Ordinary Course of Business; and

(b) since the applicable Balance Sheet Date, there has not been any event, change, occurrence, or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.9 Taxes. Except as set forth on Schedule 4.9:

(a) Each of such Investor’s Acquired Entities has filed or will file on a timely basis all material Tax Returns as required by applicable Law to be filed on or before the Closing Date and each such Tax Return has been prepared in accordance with applicable Law and is true, correct and complete in all material respects. All material Taxes which such Investor’s Acquired Entities are required to pay prior to the Closing Date have been or will be so paid on or before the Closing Date. None of such Investor’s Acquired Entities has requested an extension of time within which to file any Tax Return in respect of any taxable year which has not since been filed.

(b) All Tax deficiencies which have been claimed, proposed or asserted in writing against any of such Investor’s Acquired Entities have been fully paid or finally settled. There are no Liens for Taxes (other than Permitted Exceptions) upon the properties or assets of any of such Investor’s Acquired Entities.

(c) No federal, state, provincial, local or foreign audit or other administrative or court proceeding is currently in process or threatened with regard to any Taxes or Tax Returns of any of such Investor’s Acquired Entities. None of such Investor’s Acquired Entities has received any written notice that an audit or other administrative proceeding is pending or threatened with respect to any Taxes due from or with respect to any of such Investor’s Acquired Entities or any Tax Return filed by or with respect to any of such Investor’s Acquired Entities.

(d) None of such Investor’s Acquired Entities has received a claim made in writing by a Governmental Body in a jurisdiction where such Acquired Entity files Tax Returns that such Acquired Entity is or may be subject to taxation by that jurisdiction. Each of such Investor’s Acquired Entities is and always has been resident for Tax purposes only in the jurisdiction in which it is incorporated.

(e) Each of such Investor’s Acquired Entities has timely withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, consultant, shareholder, reinsurer or other third party and complied with all applicable Laws with respect thereto.

(f) No closing agreements, private letter rulings, technical advice memoranda, tax concessions, tax holidays, or similar agreements or rulings have been entered into or issued by any Taxing Authority with respect to any of such Investor’s Acquired Entities.

(g) None of such Investor’s Acquired Entities is a party to or bound by a tax sharing agreement, tax indemnity obligation or agreement or arrangement with respect to Taxes.

(h) None of such Investor’s Acquired Entities has been a party to a “reportable transaction” as such term is defined in Treasury Regulation Section 1.6011-4(b)(1) or to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulation Section 1.6011-4(b)(2).

(i) None of such Investor’s Acquired Entities has any liability for Taxes of any other Person (other than another Acquired Entity) under U.S. Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or non-United States Tax Law), as a result of being a member of an affiliated group filing a consolidated, combined, unitary or similar Tax Return or as a transferee or successor, by contract or otherwise.

(j) None of such Investor’s Acquired Entities will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) any closing agreement executed on or prior to the Closing Date; (iii) any installment sale or open transaction disposition made on or prior to the Closing Date; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-United States Tax Law) or (v) any prepaid amount received on or prior to the Closing Date.

(k) None of such Investor’s Acquired Entities, other than AKI, Inc., constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 or Section 361 of the Code at any time during the three year period ending on the Closing Date.

(l) None of such Investor’s Acquired Entities has made an election under Section 108(i) of the Code with respect to income from the discharge of indebtedness.

(m) None of such Investor’s Acquired Entities is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii).

(n) If the Spin Transactions occur, the Visant Investor represents that it has no current plan or intention to (or to cause VHC to), and each Investor represents that it has no current plan or intention to cause the Company or AKI, Inc. to, during the period that begins on the Closing Date and ends two (2) years and one (1) day following the Closing Date:

(i) merge or consolidate with any Person or Persons or liquidate or dissolve (other than mergers, consolidations, liquidations or dissolutions (A) that are non-events for U.S. federal income tax purposes or (B) that qualify as a reorganization (or part of a reorganization) under Section 368 of the Code or a liquidation described in Section 332 of the Code in which a Subsidiary of the Company or AKI, Inc. is combined with and into the Company or AKI, Inc. (as applicable) or a Subsidiary of VHC is combined with and into VHC);

(ii) in a single transaction or series of transactions, sell or transfer all or substantially all of the gross assets of the Company, VHC or AKI, Inc. or more than fifty percent (50%) of the consolidated gross assets of any of the Company, VHC or AKI, Inc. (such percentages to be measured based on the anticipated value on the proposed effective date of any such transaction) (other than sales or transfers (A) that are non-events for U.S. federal income tax purposes or (B) that are to entities within the “qualified group” (as defined in Treasury Regulation Section 1.368-1(d)) of the Company, VHC or AKI, Inc. (as applicable));

(iii) redeem, repurchase, or otherwise reacquire (directly or indirectly) any stock of the Company, VHC or AKI, Inc. (other than (A) pursuant to open market stock repurchase programs meeting the requirements of Section 4.05(1)(b) of Rev. Proc. 96-30, 1996-1 C.B. 696 or (B) repurchases of stock (including stock underlying options) held by employees of VHC or its Subsidiaries or any Affiliate thereof upon such employee’s termination; or

(iv) take any action that could, or fail or omit to take any action the failure or omission of which could, result in the cessation of the Company’s, VHC’s or AKI, Inc.’s active engagement in the active conduct of a trade or business for purposes of Section 355(b) of the Code;

in each case except to the extent required or explicitly permitted pursuant to this Agreement (including the Transactions described in Article II of this Agreement).

4.10 Real Property.

(a) Schedule 4.10(a) sets forth a complete list of all leases, licenses or subleases of real property, in effect on the date hereof, with respect to which any of such Investor’s Acquired Entities is the lessee or sublessee (such Contracts with respect to the applicable Investor’s Acquired Entities, individually, a “Real Property Lease” and, collectively, the “Real Property Leases” and such real property covered thereby, the “Leased Real Property”). Each Real Property Lease of such Investor’s Acquired Entities is a legal, valid and binding obligation of such Acquired Entity, as applicable, and, to such Investor’s Knowledge, of each counterparty thereto and is in full force and effect and enforceable in accordance with their terms, except for such failures to be legal, valid and binding or in full force and effect that would not have a Material Adverse Effect, individually or in the aggregate, on the businesses of such Investor’s Acquired Entities, taken as a whole. Neither such Investor’s Acquired Entities, nor to such Investor’s Knowledge, any other party thereto, is in breach of, or in default under, any such Real Property Lease, except as would not have a Material Adverse Effect, individually or in the aggregate, on the businesses of such Investor’s Acquired Entities, taken as a whole. No event has occurred or condition exists that with notice or lapse of time, or both, would constitute a default by any of such Investor’s Acquired Entities under any of the Real Property Leases, except as would not have a Material Adverse Effect, individually or in the aggregate, on the businesses of such Investor’s Acquired Entities, taken as a whole. Each of such Investor’s Acquired Entities has valid leasehold title to its applicable Leased Real Property, free and clear of all Liens other than Permitted Exceptions.

(b) Schedule 4.10(b) sets forth a complete list of all real property owned by such Investor’s Acquired Entities (“Owned Real Property”). Such Acquired Entity owns good, valid and marketable title in fee simple to its Owned Real Property, free and clear of all Liens other than Permitted Exceptions.

(c) Neither the Owned Real Property nor, to such Investor’s Knowledge, any Leased Real Property of such Investor’s Acquired Entities is subject to any written notice of any pending or, to such Investor’s Knowledge, threatened proceeding to condemn or take by power of eminent domain all or part of any such property.

4.11 Tangible Personal Property. Schedule 4.11 sets forth all leases of personal property, in effect on the date hereof, with respect to which any of such Investor’s Acquired Entities is the lessee, involving annual payments in excess of $100,000 (such Contracts with respect to the applicable Investor’s Acquired Entities, individually, a “Personal Property Lease” and, collectively, “Personal Property Leases”). None of such Investor’s Acquired Entities has received any written notice of any default and no event has occurred that with notice or lapse of time, or both, would constitute a material default, by such Acquired Entity under any of the Personal Property Leases. Such Investor’s Acquired Entities own good, valid and marketable title to, hold pursuant to valid leases or otherwise have the valid and legal right to use, all of their material tangible personal property shown to be owned by them on the unaudited consolidated balance sheet of such Acquired Entities as at such Investor’s Balance Sheet Date (except for such personal property sold or disposed of subsequent to the date thereof in the Ordinary Course of Business and in compliance with this Agreement), free and clear of all Liens, except for Permitted Exceptions.

4.12 Intellectual Property. Schedule 4.12 contains a list of all the material registered Intellectual Property owned by any of such Investor’s Acquired Entities, including for each item listed, the record owner, jurisdiction, and issuance and registration, or application number and date, as applicable. The items listed in Schedule 4.12 are exclusively owned by such Investor’s Acquired Entities free and clear of any Liens other than Permitted Exceptions and are subsisting and unexpired, and to such Investor’s Knowledge, are valid and enforceable. Such Investor’s Acquired Entities own or have valid and continuing rights to use all Intellectual Property used by them in the Ordinary Course of Business, except to the extent the failure to be the owner or the valid licensee would not have a Material Adverse Effect, individually or in the aggregate, on the businesses of such Investor’s Acquired Entities, taken as a whole. The Intellectual Property listed on Schedule 4.12 is not the subject of any written challenge received by such Acquired Entity. No such Acquired Entity has received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a material default under any material license of Intellectual Property to which such Acquired Entity is a party or by which it is bound. Such Acquired Entities conduct their respective businesses without, to such Investor’s Knowledge, materially infringing the Intellectual Property of any other Person. Such Investor’s Acquired Entities take reasonable steps to maintain the secrecy of material Confidential Information from which such Acquired Entities derive independent economic value, actual or potential, from the Confidential Information not being generally known. Such Investor’s Acquired Entities require each employee and individual independent contractor who has contributed to the creation or development of material Intellectual Property that is included in such Acquired Entities’ products to execute valid agreements with provisions relating to the protection of the Company’s Confidential Information and the ownership of Intellectual Property developed within the scope of the individual’s employment or independent contractor relationship with such Acquired Entities. Such Investor’s Acquired Entities take commercially reasonable measures to maintain and protect the integrity, security and operation of the material Software and systems (and the data stored therein), and no material breach, outage or violation has occurred within the last twelve (12) months with respect to any such Acquired Entity’s Software, websites and systems, other than incidents (i) that were subsequently resolved without material cost or liability or (ii) that did not have a Material Adverse Effect on the operations such Acquired Entity.

4.13 Material Contracts.

(a) Schedule 4.13(a) sets forth all of the following Contracts to which any of such Investor’s Acquired Entities is a party or by which any such Acquired Entity is bound, in each case, as of the date of this Agreement (collectively, the “Material Contracts”):

(i) Contracts with any Non-Acquired Entity or any equity holder of such Investor or any Affiliate of such equity holder (other than any portfolio company of any such equity holder that is a private equity firm if such Contract is on arms’ length terms and entered into in the Ordinary Course of Business), or any Acquired Entity (other than an equity holder who is another Acquired Entity), or any current officer or director of any such Person (collectively, “Related Party Agreements”);

(ii) Contracts with any labor union or association, including works council, representing any employee of any such Acquired Entity;

(iii) Contracts for the sale of any of the assets of any such Acquired Entity within the last two (2) years, in each case, (A) for consideration in excess of $1,000,000 (other than sales or dispositions of inventory or other immaterial assets in the Ordinary Course of Business) and (B) that contain representations, warranties, covenants, indemnities or other obligations of such Acquired Entity that are still in effect;

(iv) Contracts relating to any acquisition made by any such Acquired Entity of any operating business or the capital stock of any other Person, in each case, (A) for consideration in excess of $1,000,000 and (B) that contain representations, warranties, covenants, indemnities or other obligations of such Acquired Entity that are still in effect;

(v) joint venture, partnership or other similar agreement with a third party;

(vi) Contracts containing covenants restricting or limiting in any material respect the ability of such Acquired Entity to compete in any business with any Person or in any geographic area;

(vii) Contracts relating to the incurrence or guarantee of Debt, or the making of any loans by such Acquired Entity, in each case, involving amounts in excess of $500,000;

(viii) Contracts which contemplate or require the payment by or to any Acquired Entity, in each case, of more than $1,000,000 in a given year;

(ix) licenses or similar agreements pursuant to which rights or licenses of Intellectual Property are granted to or from a third party, other than (A) commercially available shrinkwrap, clickwrap, off-the-shelf or similar non-exclusive Software licenses for consideration of less than $200,000 or (B) non-exclusive licenses granted by such Acquired Entity in the Ordinary Course of Business; and

(x) Contracts limiting the incurrence of Debt or the declaration or payment of any dividend or other distributions.

(b) Each Material Contract is a legal, valid and binding obligation of the such applicable Acquired Entity and, to such Investor’s Knowledge, of each counterparty thereto and is in full force and effect, except for such failures to be legal, valid and binding or in full force and effect that would not have a Material Adverse Effect, individually or in the aggregate, on the businesses of such Investor’s Acquired

Entities, taken as a whole. Neither such Acquired Entity, nor to such Investor’s Knowledge, any other party thereto, is in breach of, or in default under, any such Material Contract, and no event has occurred within the last twelve (12) months that with notice or lapse of time or both would constitute such a breach or default thereunder by such Acquired Entity, or, to such Investor’s Knowledge, any other party thereto, except for such breaches and defaults that would not have a Material Adverse Effect, individually or in the aggregate, on the businesses of such Investor’s Acquired Entities, taken as a whole.

4.14 Employee Benefits Plans.

(a) Schedule 4.14(a) lists each material Applicable Benefit Plan of such Investor’s Acquired Entities. The term “Applicable Benefit Plan” shall mean, as to a given Investor, each “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), severance, employment, change-in-control, equity or cash incentive, and any other employee (or post-employment) benefit plans, programs, agreements or other arrangements which are contributed to, sponsored by or maintained by any of such Investor’s Acquired Entities and as to which any such Acquired Entity has any obligation or liability, contingent or otherwise, for current or former employees or directors of any such Acquired Entity, in each case other than any governmental or other statutorily mandated plan or program. Each Investor has made available to the other Investor correct and complete copies of: (i) each Applicable Benefit Plan (or, in the case of any such Applicable Benefit Plan that is unwritten, descriptions thereof); (ii) for the most recent year (A) the annual reports on Form 5500 and attached schedules required to be filed with the IRS with respect to each Applicable Benefit Plan (if any such report was required) and (B) audited financial statements, if applicable; (iii) the most recent summary plan description for each Applicable Benefit Plan for which such summary plan description is required; and (iv) each trust agreement, insurance or group annuity contract, and other funding arrangements relating to any Applicable Benefit Plan.

(b) (i) Each Applicable Benefit Plan has been established and administered in accordance with its terms, and in compliance with applicable Laws (including ERISA and the Code, except as would not be material, individually or in the aggregate, to the businesses of such Investor’s Acquired Entities, taken as a whole; (ii) all Applicable Benefit Plans that are intended to be tax qualified under Section 401(a) of the Code (each, an “Applicable Pension Plan”) have received or applied for a favorable determination letter as to their qualification; and (iii) to such Investor’s Knowledge, no event has occurred since the date of the most recent determination letter or application therefor relating to any such Applicable Pension Plan that would reasonably be expected to adversely affect the qualification of such Applicable Pension Plan.

(c) Each has made available to the other Investor a correct and complete copy of the most recent determination letter received with respect to each Applicable Pension Plan, as well as a correct and complete copy of each pending application for a determination letter, if any.

(d) All contributions, premiums and benefit payments under or in connection with the Applicable Benefit Plans that are required to have been made as of the date hereof in accordance with the terms of the Applicable Benefit Plans have been made, in all material respects, or have been reflected on the unaudited consolidated balance sheet of such Investor’s Acquired Entities as at the applicable Balance Sheet Date.

(e) No Applicable Pension Plan is a “single-employer plan” (as defined in Section 4001(a)(15) of ERISA) and none of such Investor’s Acquired Entities has in the last six (6) years sponsored or maintained any such plan.

(f) With respect to each Applicable Pension Plan that is a multiemployer plan (as defined in 3(37) of ERISA) (each, a “Multiemployer Plan”), none of such Investor’s Acquired Entities have (i) any liability to a Multiemployer Plan as a result of a “complete” or “partial withdrawal” from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA (“Withdrawal Liability”) which remains outstanding and unsatisfied and no facts or circumstances exist which would reasonably be expected to give rise to any such Withdrawal Liability, (ii) received any notice concerning the determination that a Multiemployer Plan is, or is expected to be “insolvent” (within the meaning of Section 4245 of ERISA), in “reorganization” (within the meaning of Section 4241 of ERISA) or terminated and no facts or circumstances exist which would reasonably be expected to result in any such determination, (iii) received any notice that a Multiemployer Plan is in endangered or critical status under Section 432 of the Code or Section 305 of ERISA and no facts or circumstances exist which would reasonably be expected to result in any such determination, or (iv) received any notice within the past twelve (12) months that their respective required contributions to any Multiemployer Plan have increased and no facts or circumstances exist which would reasonably be expected to result in any material increase in required contributions.

(g) With respect to such Investor, there are no Investor Title IV Plans or Investor Multiemployer Plans which could reasonably be expected to result in material liability to such Investor’s Acquired Entities or the Company.

(h) With respect to any Applicable Benefit Plan, no administrative investigation, audit or other administrative proceeding by the United States Department of Labor, the IRS or other governmental agencies are pending, or, to such Investor’s Knowledge, threatened, that would be material, individually or in the aggregate, to the businesses of such Investor’s Acquired Entities, taken as a whole.

(i) No Applicable Benefit Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the Transactions (whether alone or in connection with any subsequent event(s)) could reasonably be expected to: (i) entitle any employee, director or independent contractor of any of such

Investor’s Acquired Entities to any payment or benefit, or accelerate the time of payment or vesting, or increase the amount of compensation or benefit due to any such Person, (ii) directly or indirectly cause any of such Acquired Entities to transfer or set aside any assets to fund any benefits under any Applicable Benefit Plan, or (iii) result in any payment or benefit that would constitute a “parachute payment” (as such term is defined in Code §280G(b)(1)).

(j) With respect to each Applicable Benefit Plan that is a maintained outside of the United States substantially for employees who are situated outside the United States (the “Foreign Plans”) (i) all material contributions to each Foreign Plan required by law or by the terms of such Foreign Plan have been made, or, if applicable, accrued in accordance with normal accounting practices, (ii) the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing, with respect to all current or former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations, and (iii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

4.15 Labor.

(a) Except as set forth in Schedule 4.15, none of such Investor’s Acquired Entities is a party to any labor or collective bargaining agreement or other contract with any labor organization, works council or similar organization nor is there any such contract or agreement presently being negotiated, and there are no other employee representative bodies covering any employees of any such Investor’s Acquired Entities.

(b) Since January 1, 2012, there has not been, nor is there pending or, to such Investor’s Knowledge, threatened, any material labor dispute between any of such Investor’s Acquired Entities and any labor organization, or any strike, work stoppage, work slowdown or lockout involving any employee of, or affecting any of such Investor’s Acquired Entities. There are no unfair labor practice charges, grievances or complaints pending or, to such Investor’s Knowledge, threatened by or on behalf of any employee or group of employees of any of such Investor’s Acquired Entities, except in each case as would not be material, individually or in the aggregate, to the businesses of such Investor’s Acquired Entities, taken as a whole. To such Investor’s Knowledge, there are no pending or threatened union organizing efforts by or on behalf of any employees of any of such Investor’s Acquired Entities, nor have there been any such efforts since January 1, 2012.

4.16 Litigation. There are no Legal Proceedings pending or, to the Knowledge of such Investor, threatened against such Investor’s Acquired Entities, or any

Applicable Benefit Plan that would be material, individually or in the aggregate, to the businesses of such Investor’s Acquired Entities, taken as a whole. None of such Investor’s Acquired Entities is subject to any Order or other agreement with a Governmental Body, except to the extent the same would not be material, individually or in the aggregate, on the businesses of such Investor’s Acquired Entities, taken as a whole.

4.17 Compliance with Laws; Permits.

(a) Each of such Investor’s Acquired Entities is, and for the past three (3) years has been, in compliance in all material respects with all Laws of any Governmental Body applicable to their respective businesses or operations. None of such Investor’s Acquired Entities has received any written notice of or been charged with the violation of any Laws, which would reasonably be expected to result in material liability to such Investor’s Acquired Entities, taken as a whole.

(b) Each of such Investor’s Acquired Entities currently has all material Permits which are required for the operation of their respective businesses as presently conducted. None of such Investor’s Acquired Entities is in default or violation of any term, condition or provision of any Permit to which it is a party, except for such default or violation as would not have a Material Adverse Effect, individually or in the aggregate, on the businesses of such Investor’s Acquired Entities, taken as a whole.

4.18 Environmental Matters. The representations and warranties contained in this Section 4.18 and Sections 4.3, 4.7 and 4.13 hereof are the sole and exclusive representations and warranties of the Investors pertaining or relating to any Environmental Laws or any matters or conditions related to the environment. Except for those matters that would not be material, individually or in the aggregate, to the businesses of such Investor’s Acquired Entities, taken as a whole, (a) the operations of each of such Investor’s Acquired Entities are, and for the past six (6) years have been, in compliance with all, and have not violated any, Environmental Laws; (b) none of such Investor’s Acquired Entities, nor any of the properties or operations of any such Acquired Entities, are subject to any pending, or, to the Knowledge of such Investor, threatened Legal Proceeding or pending or threatened investigations alleging violation of any Environmental Law or liability under any Environmental Law; and (c) Hazardous Materials are not present at and have not been disposed of, arranged to be disposed of, released or threatened to be released at or from any of the properties or facilities currently or, to such Investor’s Knowledge, formerly owned, leased or operated by any of such Investor’s Acquired Entities in a condition or a manner that would reasonably be expected to result in any of such Investor’s Acquired Entities incurring liability under any Environmental Law. Each Investor has made available to the other Investor all Phase I and Phase II environmental reports, third party audits, material permits and, to the Knowledge of such first Investor, all other material environmental reports or analyses, in each case relating to such first Investor’s Acquired Entities and which are in the possession or control of such first Investor or its Acquired Entities.

4.19 Insurance. Schedule 4.19 lists each material insurance policy and surety bond maintained by any of such Investor’s Acquired Entities. All of such insurance policies are in full force and effect. With respect to each such insurance policy, (a) none of such Investor’s Acquired Entities is in material breach or material default (including any such breach or default with respect to the payment of premiums or the giving of notice of claims), and, to such Investor’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a material breach or material default, or permit termination or modification, under any such policy and (b) no written notice of cancellation or termination has been received other than in connection with ordinary renewals.

4.20 Related Party Agreements. Except for (a) normal advances to employees in the Ordinary Course of Business, (b) payment of compensation for employment to employees in the Ordinary Course of Business, (c) participation by employees, officers and directors in any Applicable Benefit Plans, and (d) arms’ length Contracts entered into in the Ordinary Course of Business between, an Acquired Entity, on the one hand, and a portfolio company of any Affiliate of such Investor if such Affiliate is a private equity firm, on the other hand, no director or officer of any of such Investor’s Acquired Entities or any owner of more than five percent (5%) of the shares of any Acquired Entity or any Affiliate of any of the foregoing is a party to any agreement, arrangement, contract or other commitment to which any Acquired Entity is a party or by which any of their respective assets or properties is bound, or, to such Investor’s Knowledge, has an interest in any Contract or other asset or property (real or personal), tangible or intangible, owned by, used in or pertaining to the business of any such Acquired Entity.

4.21 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for such Investor or such Investor’s Acquired Entities in connection with the Transactions and no such Person is entitled to any fee or commission or like payment from the Company, any Acquired Entity or the other Investor in respect thereof.

4.22 Foreign Corrupt Practices Act. (a) None of such Investor’s Acquired Entities or their directors, officers or employees or, to such Investor’s Knowledge, any agent or other person acting on their behalf has violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (the “FCPA”), (b) such Investor’s Acquired Entities make and keep books, records, and accounts that accurately and fairly reflect transactions and the distribution of such Acquired Entities’ assets, and maintain a system of internal accounting controls sufficient to provide reasonable assurances that actions are taken in accordance with management’s directives and are properly recorded, in each case in accordance with the FCPA; and (c) such Investor’s Acquired Entities have effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the FCPA will be prevented, detected and deterred.

ARTICLE V

REPRESENTATIONS AND WARRANTIES REGARDING THE INVESTORS

Each of Investors hereby makes the following representations and warranties of such Investor, severally and not jointly, to the other Investor and to the Company:

5.1 Organization and Good Standing. Such Investor is duly organized, validly existing and in good standing under the laws of its applicable jurisdiction of formation and has all requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business in all material respects as now conducted.

5.2 Authorization of Agreement. Such Investor has all requisite power and authority to execute and deliver this Agreement and each other Transaction Document contemplated by this Agreement to be executed by such Investor in connection with the consummation of the Transactions, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution and delivery by such Investor of this Agreement and its applicable Transaction Documents, the performance of its obligations hereunder and thereunder, and the consummation by such Investor of the Transactions have been duly authorized by all necessary action on behalf of Investor and no other corporate or other organizational action on the part of such Investor is necessary to authorize the execution, delivery and performance of this Agreement and each of such Investor’s Transaction Documents and the consummation of the Transactions. This Agreement has been, and each of such Investor’s Transaction Documents will be at or prior to the Closing, duly and validly executed and delivered by such Investor and (assuming the due authorization, execution and delivery by the other Parties and parties thereto that are not Affiliates of such Investor) this Agreement constitutes, and each of such Investor’s Transaction Documents when so executed and delivered will constitute, the legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). The Applicable Consents of such Investor and its Affiliates are true and complete and in full force and effect as of the date hereof.

5.3 Conflicts; Consents of Third Parties.

(a) None of the execution, delivery or performance by such Investor of this Agreement or the Transaction Documents to which such Investor is a party, the consummation by such Investor of the Transactions, or compliance by such Investor with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) Governing

Documentation of such Investor; (ii) any Contract or Permit to which such Investor is a party; (iii) any Order applicable to such Investor or by which any of the properties or assets of such Investor are bound; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to (A) prohibit or restrain the ability of such Investor from consummating the Transactions or (B) be material, individually or in the aggregate, to the businesses of such Investor’s Acquired Entities, taken as a whole.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of such Investor or any of such Investor’s Acquired Entities in connection with the execution and delivery by such Investor of this Agreement or the Transaction Documents, the compliance of such Investor with any of the provisions hereof or thereof, or the consummation by such Investor of the Transactions on the Closing Date, except for those filings and other approvals required under and in compliance with the applicable requirements of the HSR Act and the other Antitrust Laws, in each case as set forth on Schedule 5.3(b).

5.4 Litigation. As of the date hereof, there are no Legal Proceedings pending or, to such Investor’s Knowledge, threatened in writing against any of such Investor or its Acquired Entities that would reasonably be expected to prohibit or restrain the ability of such Investor to enter into this Agreement or consummate the Transactions. Such Investor is not subject to any Order except to the extent the same would not reasonably be expected to prohibit or restrain the ability of such Investor to enter into this Agreement or consummate the Transactions.

5.5 Sufficiency of Assets. Assuming receipt of all consents and the approvals described in Section 4.3, immediately following the Closing and except to the extent related to the services and other benefits to be provided pursuant to the Transition Services Agreement and except for any Applicable Benefit Plans required to be terminated pursuant to Section 6.6(a), (a) neither Investor nor any of its respective Affiliates (other than the Acquired Entities) will own or lease or have any rights or contractual restrictions on any assets that are necessary for the conduct of the businesses of the Acquired Entities in the Ordinary Course of Business and (b) the assets and rights of such Investor’s Acquired Entities shall be sufficient in all material respects for the Company and the Acquired Entities to conduct the business of each of such Investor’s Acquired Entities in the Ordinary Course of Business without material interruption or material delay.

5.6 Condition of the Acquired Entities. Notwithstanding anything contained in this Agreement to the contrary, each Investor acknowledges and agrees that, except as specifically set forth in any Transaction Document, neither the other Investor nor any other Person (including any Acquired Entity) is making or has made any representations or warranties whatsoever, express or implied, at law or in equity, beyond those expressly made by such other Investor pursuant to Article IV (as modified by the Schedules thereto) and this Article V. Each Investor acknowledges and agrees that, except for the representations and warranties contained in Article IV, the assets and the businesses of the other Investor’s Acquired Entities are being transferred on a “where is” and, as to condition, “as is” basis. Each Investor further acknowledge that none of the other Investor’s Acquired Entities nor any other Person (acting by, through, or on behalf of such other Investor or its Acquired Entities) has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any information, data, or statement regarding the other Investor’s Acquired Entities or the Transactions, including in respect of businesses, the operations, prospects, or condition (financial or otherwise), or the accuracy or completeness of any document, projection, material, statement, or other information, not expressly set forth in Article IV (as modified by the Schedules thereto). Each Investor acknowledges and agrees that it has conducted its own independent investigation of the condition, operations and business of the other Investor’s Acquired Entities and, in making its determination to proceed with the Transactions, such Investor has relied solely on the results of its own independent investigation. Each Investor acknowledges that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of companies such as the other Investor’s Acquired Entities as contemplated hereunder.

ARTICLE VI

COVENANTS

6.1 Conduct of the Businesses Pending the Closing.

(a) From the date hereof until the Closing or earlier termination of this Agreement, except (i) as required by applicable Law, (ii) as otherwise expressly contemplated by this Agreement (including the applicable Restructuring Transaction), or (iii) with the prior written consent of the other Investor (which consent shall not be unreasonably withheld, delayed or conditioned), each Investor shall cause its Acquired Entities to conduct the respective businesses of such Acquired Entities only in the Ordinary Course of Business (including paying accounts payable and other liabilities and collecting accounts receivable consistent in all material respects with past practice).

(b) From the date hereof until the Closing or earlier termination of this Agreement, except (i) as required by applicable Law, (ii) as otherwise expressly contemplated by this Agreement, (iii) with the prior written consent of the other Investor (which consent shall not be unreasonably withheld, delayed or conditioned), (iv) as set forth in Schedule 6.1(b), or (v) as contemplated by the applicable Restructuring Transaction, each Investor, as applicable, shall not and shall cause its Acquired Entities not to:

(i) transfer, issue, sell or dispose of any shares of capital stock or other securities of any of such Investor’s Acquired Entities or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of any of such Investor’s Acquired Entities;

(ii) (A) effect any recapitalization, reclassification or like change in the capitalization of any of such Investor’s Acquired Entities or adopt a plan or agreement of complete or partial liquidation or dissolution of any of such Investor’s Acquired Entities, (B) declare, set aside, or pay any dividend or other distribution payable in stock, cash or other property of such Investor’s Acquired Entities, or (C) redeem, purchase or otherwise acquire, directly or indirectly, any of the equity securities or interests of any Acquired Entity;

(iii) amend the Governing Documentation of any of such Investor’s Acquired Entities;

(iv) except as otherwise required under the terms of any Applicable Benefit Plan as in effect on the date hereof (as set forth on Schedule 4.14(a)), (A) increase the salary or other compensation of any director, officer, employee or consultant of any of such Investor’s Acquired Entities, except for normal increases (less than five percent (5%) in the case of any Person) or increases in connection with officer or employee promotions both in the Ordinary Course of Business (B) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any such director, officer, employee or consultant, (C) increase the coverage or benefits available under any (or create any new) Applicable Benefit Plan or otherwise modify or amend or terminate any such Applicable Benefit Plan or (D) enter into any employment, deferred compensation, severance, special pay, consulting, non-competition or similar agreement or arrangement with any directors, officers, employees or consultants of any of such Investor’s Acquired Entities (or amend or otherwise modify any such agreement to which such Investor’s Acquired Entities is a party) if such new arrangements (or amendments) would result in payments to any Person in excess of $150,000 in a given year or would otherwise violate Section 6.1(b)(iv)(A), (B) or (C);

(v) subject any of the properties or assets (whether tangible or intangible) of any of such Investor’s Acquired Entities to any Lien, except for Permitted Exceptions;

(vi) acquire any material properties or assets or sell, assign, license, transfer, convey, lease, abandon, allow to lapse, expire or otherwise dispose of any of the material properties or assets of any of such Investor’s Acquired Entities, taken as a whole; except for the sale or other disposition of inventory in the Ordinary Course of Business or for the purpose of disposing of obsolete or immaterial assets; provided, that nothing herein shall permit any Acquired Entity to acquire any business or Person (whether through merger, asset purchase or stock purchase);

(vii) amend in any respect materially adverse to such Investor’s Acquired Entities any Material Contract or any Real Property Lease, enter into any Contract that, if in existence on the date of this Agreement, would have constituted a Material Contract or terminate any Material Contract or Real Property Lease, or waive or permit the loss of any right of substantial value under any Material Contract or Real Property Lease;

(viii) permit any Acquired Entity to enter into a Contract with any member of its Investor Group, except for Contracts with portfolio companies of a member of such Investor Group that is a private equity sponsor that are on arms’ length terms and entered into in the Ordinary Course of Business;

(ix) (a) cancel or compromise any material Debt or claim owing to any of such Investor’s Acquired Entities, or (b) permit any Acquired Entity to make any loans, advances, capital contributions or investments, except for normal business expenses to executives and other employees in the Ordinary Course of Business;

(x) other than pursuant to the 2014 budget of such Investor’s Acquired Entities previously provided to the other Investor, enter into any commitment for capital expenditures of such Investor’s Acquired Entities in excess of $250,000 for any individual commitment and $1,000,000 for all commitments in the aggregate;

(xi) settle or compromise any claim, dispute or Legal Proceeding, except for any such settlement or compromise involving only monetary damages in an amount not to exceed $250,000 in the aggregate;

(xii) enter into, modify in any material respect or terminate any labor or collective bargaining agreement or works council or similar agreement of any of such Investor’s Acquired Entities;

(xiii) enter into, modify or terminate any agreement that restricts its ability to incur Debt or Liens or pay dividends;

(xiv) incur any Debt for borrowed money;

(xv) permit any of such Investor’s Acquired Entities to enter into or agree to enter into any merger or consolidation with any Person (other than a merger of any Acquired Entity into any other Acquired Entity);

(xvi) make any change to any of its methods of accounting, except insofar as may be required by a change in the Accounting Standards (or any interpretation thereof) or applicable Law;

(xvii) with respect to such Investor’s Acquired Entities: make or change any material Tax election, file or cause to be filed any material amended Tax Return, change any method of Tax accounting, or enter into any closing agreement or Tax sharing agreement or agree to extend the statute of limitations in respect of any material amount of Taxes;

(xviii) withdraw, in a “complete withdrawal” or “partial withdrawal” (as such terms are defined in Part I of Subtitle E of Title IV or ERISA) from any Multiemployer Plan; or

(xix) agree to do anything prohibited by this Section 6.1(b).

6.2 Regulatory Approvals.

(a) In furtherance and not in limitation of any existing obligation pursuant to that certain Memorandum of Understanding dated as of July 19, 2014 by and between the Investors, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the Transactions, including, to the extent not already filed prior to the date hereof, preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, approvals, authorizations, Permits or Orders from all Governmental Bodies, including those set forth on Schedule 7.1(b). In furtherance and not in limitation of the foregoing, each of the Investors and, where applicable, each Investor undertakes and agrees to (i) to request and use reasonable best efforts to obtain, early termination of the waiting period under the HSR Act; and (ii) supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act or the other Antitrust Laws.

(b) Further, and without limiting the generality of the rest of this Section 6.2, each of the Investors shall cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and shall promptly (i) furnish to the other such necessary information and reasonable assistance as the other Investor may request in connection with the foregoing, (ii) inform the other of any communication from any Governmental Body regarding any of the Transactions, and (iii) provide counsel for the other Investor with copies of all filings (but, with respect to any filing of a Notification and Report Form pursuant to the HSR Act, only Items 1 through 3 thereof) made by such Investor, and all correspondence between such Investor (and its advisors) with any Governmental Body and any other information supplied by such Investor and such Investor’s advisors to a Governmental Body or received from such a Governmental Body in connection with the Transactions; provided, however, that materials may be redacted as necessary to comply with legal privilege, contractual arrangements and with applicable Law. Each Investor shall, subject to applicable Law, permit counsel for the other Investor to review in advance, and consider in good faith the views of the other Investor in connection with, any proposed written communication to any Governmental Body in connection with the Transactions. The Investors agree not to participate, or to permit their advisors to participate, in any substantive meeting or communication, either in person or by telephone or by other means, with any Governmental Body in connection with the Transactions unless it consults with the other Investor in advance and, to the extent not prohibited by such Governmental Body, gives the other Investor the opportunity to attend and participate.

(c) Further, and without limiting the generality of the rest of this Section 6.2, the Investors shall use their reasonable best efforts to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Body or private party with respect to this Agreement so as to make effective as promptly as practicable the Transactions and to avoid any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing beyond the Termination Date. The steps involved in the preceding sentence shall include, without limitation, (i) defending through litigation on the merits, including appeals, any claim asserted in any court or other proceeding by any party; or (ii) agreeing for the Company to take any other action as may be required by a Governmental Body in order (A) to obtain all necessary consents, approvals and authorizations as soon as reasonably possible, and in any event before the Termination Date, (B) to avoid the entry of, or to have vacated, lifted, dissolved, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect in any Legal Proceeding and that prohibits, prevents or restricts consummation of the Transactions, or (C) to effect the expiration or termination of any waiting period, which would otherwise have the effect of preventing or delaying the Closing beyond the Termination Date. At the request of the other Investor, each Investor shall agree to take any action with respect to any of its Acquired Entities in the two preceding sentences, provided that any such action is conditioned upon (and shall not be completed prior to) the consummation of the Transactions. Without limiting the foregoing, each Investor shall, and shall cause its Acquired Entities to, (i) propose, negotiate, commit to and effect, by consent decree, hold separate orders, or otherwise, the sale, divestiture, disposition, or license of any assets, properties, products, product lines, services, businesses, or rights of such Investor or its Acquired Entities or any or all interest or interests therein, and (ii) otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the assets, properties, products, product lines, services, or businesses of such Investor or its Acquired Entities, effective as of the Closing, or any or all interest or interests therein, in order to avoid the entry of, or to effect the dissolution of, any Order in any Legal Proceeding, or any impediment under any Antitrust Law, which would otherwise have the effect of preventing the consummation of the Transactions; provided further that the Investors and their Acquired Entities will not be required to take any actions required by any Governmental Body to obtain any necessary consents, approvals and authorizations under any Antitrust Law if the action would materially impact the expected benefits of the Transactions to either Investor (or those Persons who will own the shares of Common Stock).

(d) To the extent the transactions contemplated hereunder trigger the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq., and any rules or regulations promulgated thereunder (“ISRA”), the Investors shall cooperate to ensure compliance with ISRA. Each Investor, at its sole cost and expense, shall be responsible for pursuing compliance with ISRA with respect to the Owned Real Property of such Investor’s Acquired Entities, including, submitting a remediation certification pursuant to N.J.A.C. 7:26B-3.3(c), submitting a remediation in progress waiver pursuant to N.J.A.C. 7:26B-5.4 and/or retaining a licensed site remediation professional to submit a Response Action Outcome, as defined under ISRA, and providing any financial assurance required under ISRA.

6.3 Further Assurances. Each of the Investors and the Company shall use (and, in the case of the Investors, shall cause such Investors’ Acquired Entities to use) their respective reasonable best efforts to take all actions necessary or appropriate to consummate the Transactions on the Closing Date.

6.4 [Intentionally Omitted].

6.5 Publicity. Each Investor agrees that the press release announcing the execution and delivery of this Agreement shall be a joint release of the Investors and shall be issued promptly after the execution of this Agreement or as otherwise required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange. After the initial press release, each Investor shall consult with and provide each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein.

6.6 Employee Matters.

(a) Between the date hereof and the Closing, each Investor shall take all actions reasonably necessary or required to ensure the termination of the Terminated Equity Awards of such Investor’s Acquired Entities, effective as of the Closing without liability to any Acquired Entity. Between the date hereof and the Closing, each Investor shall take all actions reasonably required to ensure that following the Closing, the Applicable Benefit Plans of such Investor’s Acquired Entities (other than any Terminated Equity Award) shall remain in effect. To the extent that any Continuing Non-Union US Arcade Employee and any Continuing Union US Arcade Employee receives employee benefits or otherwise participates in any employee benefit plan (other than with respect to the 401(k) Plan) immediately prior to the Closing (excluding, defined benefit pension, equity or equity-based compensation, nonqualified deferred compensation, retention, change in control and retiree welfare benefits) that (i) would have constituted an Applicable Benefit Plan if such plan or benefit were located at the level of such employee’s employer rather than at the level of the Visant Investor and (ii) is no longer be available to such Continuing Non-Union US Arcade Employee or such Continuing Union US Arcade Employee, then the Investors shall use their commercially reasonable efforts to cooperate in good faith to provide for the participation by such Continuing Non-Union US Arcade Employees or such Continuing Union US Arcade Employee in an appropriate Applicable Benefit Plan of a Bioplan Entity organized in a United States jurisdiction for the applicable period of time contemplated in the Transition Services Agreement.

(b) The Visant Investor agrees to permit each Continuing Non-Union US Arcade Employee and each Continuing Union US Arcade Employee to effect a “direct rollover” (within the meaning of Section 401(a)(31) of the Code) of his or her account balances under any benefit plan of the Visant Investor that is a defined contribution plan intended to qualify under Section 401(a) of the Code (the “401(k) Plan”) if such rollover is elected in accordance with applicable Laws by such Continuing Non-Union US Arcade Employee or such Continuing Union US Arcade Employee. The Company agrees to use commercially reasonable efforts to cause its defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Company 401(k) Plan”) to accept a direct rollover to the Company 401(k) Plan of such Continuing Non-Union US Arcade Employee’s or such Continuing Union US Arcade Employee’s account balances under the 401(k) Plan as soon as practicable following the Closing Date, including the rollover of such Continuing Non-Union US Arcade Employee’s or such Continuing Union US Arcade Employee’s loan note outstanding under the 401(k) Plan. In the event that a Continuing Non-Union US Arcade Employee’s or a Continuing Union US Arcade Employee’s account in the 401(k) Plan includes an outstanding loan note, and the Company is unable to accept a direct rollover (which includes an outstanding loan note) to the Company 401(k) Plan with respect to any Continuing Non-Union US Arcade Employee or any Continuing Union US Arcade Employee, then the Company shall use commercially reasonable efforts to direct the plan administrator of the Company 401(k) Plan to offer a direct rollover of such loan note to each such Continuing Non-Union US Arcade Employee and each such Continuing Union US Arcade Employee in an amount equal to the outstanding balance of such Continuing Non-Union US Arcade Employee’s or such Continuing Union US Arcade Employee’s loan note held in the 401(k) Plan as of the expiration of the Transition Services Agreement.

(c) With respect to each Continuing Union US Arcade Employee, the Investors shall, or shall cause the Acquired Entities to, establish or maintain any Applicable Benefit Plans required to be provided by an Acquired Entity to such Continuing Union US Arcade Employee under the terms of the collective bargaining agreement or similar labor agreement covering such Continuing Union US Arcade Employees.

(d) The provisions of this Section 6.6 are solely for the benefit of the Parties to this Agreement, and no Continuing Non-Union US Arcade Employee, Continuing Union US Arcade Employee, or any beneficiary or dependent thereof shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.6 shall create such rights in any such Persons. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of any Investor, any Acquired Entity, or the Company to terminate the employment or service of any Person at any time and for any reason, (ii) require any Investor, any Acquired Entity or the Company to continue any Applicable Benefit Plan, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Closing Date, or (iii) amend any Applicable Benefit Plans or other employee benefit plans or arrangements.

6.7 Financing Activities.

(a) Prior to the date hereof, the Company has executed a commitment letter with each of the financial institutions identified therein, dated as of the date hereof (the “Commitment Letter”, and the commitments under the Commitment Letter, the “Financing Commitment”), pursuant to which, and subject to the terms and conditions of which, the Financing Sources party thereto shall commit to lend the amounts set forth therein to the Company for the purpose of funding the Transactions contemplated by this Agreement (the “Financing”).

(b) The Investors expressly agree and acknowledge that it is a condition to Closing under this Agreement and to the consummation of the Transactions, for the Company to obtain the Financing.

(c) Each Investor shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (i) obtain and maintain in effect the Financing and the Commitment Letters, (ii) negotiate and enter into the New Credit Agreement on terms and conditions no less favorable to the Company than those contained in the Financing Commitments (as such terms may be modified or adjusted in accordance with the terms of, and only within the limits of, any “flex” provisions set forth in the Financing Commitments (including as specified in any Fee Letter (as defined in the Commitment Letter)), so that such agreements are in effect on the Closing Date, (iii) satisfy on a timely basis all conditions applicable to the Company or any Acquired Entity contained in the Financing Commitment within their control, (iv) consummate the Financing at the Closing, and (v) comply or cause its applicable Acquired Entities to comply with its obligations under the Commitment Letter. Subject to the terms and upon satisfaction of the conditions set forth in the Commitment Letter, the Investors shall use their reasonable best efforts (other than through Legal Proceedings) to cause the Financing Sources to provide the Financing on the Closing Date.

(d) Prior to the Closing, each Investor shall, shall cause its Acquired Entities to, and shall use reasonable best efforts to cause its and their respective representatives, to provide to the other Investor, all cooperation that is reasonably requested by such other Investor in connection with the Financing, including the following: (i) causing such Investor’s Acquired Entities’ senior officers to participate in a reasonable number of meetings, presentations, sessions with rating agencies or other customary syndication activities (including meetings with ratings agencies, but no more than one “bank meeting” of prospective Financing Sources); (ii) assisting with the preparation of appropriate and customary materials for rating agency presentations, bank information memoranda and similar documents reasonably required in connection with the Financing (including authorizing the distribution of information to prospective Financing Sources and using commercially reasonable efforts to identify such information that would constitute material, non-public information with respect to the Company and the Acquired Entities for purposes of United States federal securities laws if the Acquired Entities were public reporting companies); (iii) facilitating the granting of liens and pledging of collateral, provided that no security interest or pledge shall be effective until the Closing; (iv) furnishing on a confidential basis to such other Investor and the Financing Sources as promptly as reasonably practicable and at the times required, historical financial information reasonably required in connection with the Financing; (v) causing the execution and delivery of any documents (including corporate actions) from those directors, members and officers of such Investor’s Acquired Entities that are reasonably required in connection with the Financing, which documents (including corporate actions) will in each case not take effect prior to the Closing and shall only be required by those directors, members and officers of such Investor’s Acquired Entities that retain such positions as of the Closing; (vi) facilitating the execution and delivery at the Closing of definitive documents related to the Financing on the terms contemplated by the Commitment Letter and which will become effective at or after the Closing; and (vii) as promptly as practicable after request thereof, using commercially reasonable efforts to furnish the Financing Sources with reasonable documents or other information requested by the Financing Sources relating to such Investor’s Acquired Entities required by bank regulatory authorities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001; provided, that, notwithstanding anything in this Agreement to the contrary, until the Closing occurs, neither Investor nor any of their respective Acquired Entities shall (1) be required to pay any commitment or other similar fee, (2) have any liability or obligation under any agreement or any document related to the Financing, or (3) be required to incur any other liability in connection with the Financing contemplated by the Financing Commitment. Notwithstanding anything in this paragraph, such requested cooperation shall not unreasonably interfere with the ongoing operations of the Company or the Acquired Entities.

(e) The Investors hereby consent to the reasonable use of their respective Acquired Entities’ logos in connection with the Financing, provided that such logos are used in a manner that is not intended to, not reasonably likely to and does not harm or disparage such Acquired Entity or any of their respective products or services or the reputation or goodwill of such Acquired Entity or any of its respective products or services.

6.8 Schedules. The Investors may have included in such Investor’s Schedules items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms or any other terms defined in Article I (and, in particular, the inclusion of any item in the Schedules shall not, in and of itself, be a basis for taking such item into account in determining whether there has been a Material Adverse Effect). Information disclosed in any Schedule shall constitute a disclosure for all purposes under other sections of this Agreement to the extent it is reasonably apparent on the face of such items that the information is relevant for such other purposes, notwithstanding the absence of any reference to a specific section, and all such information shall be deemed to qualify such other sections of this Agreement.

6.9 Confirmation of Certain Payoffs.

(a) No later than three (3) Business Days prior to the Closing Date, each Investor shall provide the other Investor with (i) a certificate of such Investor setting forth (A) a true and accurate list of the lenders’ calculations of the balance of all Debt of such Investor’s Acquired Entities that is required by the terms of such Debt to be paid off at Closing, and (B) such Investor’s reasonable good faith estimate of all other Debt, in each case as of the close of business on the day immediately preceding the Closing Date and (ii) customary pay-off letters from those holders of such Debt as set forth on Schedule 6.9(a). Each Investor shall also make arrangements reasonably satisfactory to the other Investor for such holders of Debt to provide to the other Investor recordable form mortgage and lien releases, canceled notes and other documents reasonably requested by such other Investor (or the Financing Sources) prior to the Closing such that all Liens on the assets or properties of the Acquired Entities that are not Permitted Exceptions shall be satisfied, terminated and discharged on or prior to the Closing Date. On the Closing Date prior to the Closing, if any amounts set forth in the certificate referred to above have changed, such Investor shall deliver to the other Investor a certificate of such first Investor setting forth the revised true and complete list of the lenders’ calculations of the balance of all Debt of such Investor’s Acquired Entities that is required to be paid off at Closing, as of the close of business on the day immediately preceding the Closing Date.

(b) No later than three (3) Business Days prior to the Closing Date, each Investor shall deliver to the other Investor, as available, final invoices (including an estimate or final statement of the unpaid portion) in respect of all Transaction Expenses of such Investor’s Acquired Entities.

(c) All pay-off letters shall provide that the amounts set forth therein represent payment in full for all fees and expenses payable by the applicable Party in connection with the Transactions.

6.10 280G. If required to avoid the imposition of Taxes under section 4999 of the Code and/or non-deductibility of payments or other benefits by reason of Section 280G of the Code, each Investor shall, or shall cause any of its Acquired Entities, as applicable, to (i) as soon as reasonably practicable, but in no event later than five (5) Business Days prior to the Closing Date, secure from each “disqualified individual” (as defined in Section 280G(c) of the Code) who is entitled to receive any payment or benefit to be paid as a result of or in connection with the transactions contemplated by this Agreement that would be deemed to, separately or in the aggregate, without regard to the measures described herein, constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and applicable rulings and final regulations thereunder (“Section 280G Payments”), a waiver by such individual of any and all such Section 280G Payments, and (ii) no later than three (3) Business Days prior to the Closing Date, submit to the stockholders of the Investor, or such Acquired Entity, as applicable, for a vote the right of any such individual to receive all such Section 280G Payments in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and regulations promulgated thereunder. No later than four (4) Business Days prior to the Closing Date, such Investor or Acquired Entity shall provide adequate disclosure to stockholders of such Person that hold voting stock of such Person, in form and substance reasonably satisfactory to the other Investor, of all material facts concerning all payments that, but for such vote, could be deemed “parachute payments” to any such “disqualified individual” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder. Each Investor agrees to provide to the other Investor written drafts of any such stockholder disclosure statement, waivers, and stockholder approval forms that will be provided to disqualified individuals and stockholders in advance of delivering such documents to the disqualified individuals and stockholders, as applicable and allow the other Investor and its representatives a reasonable opportunity to provide comments on such documents, and the Investor or its Acquired Entities, as applicable, seeking consent and their respective representatives shall consider and not unreasonably omit any changes or comments thereto requested by the other Investor or its representatives. Prior to the Closing, the Investor or such Acquired Entity, as applicable, seeking consent shall deliver to the other Investor evidence reasonably acceptable to such other Investor that a stockholder vote was solicited in accordance with the foregoing provisions and that either (A) the requisite number of stockholder votes was obtained with respect to the Section 280G Payments (the “280G Approval”), or (B) that the 280G Approval was not obtained, and, as a consequence, the Section 280G Benefits have not been and shall not be made or provided.

6.11 No Alternative Transaction. From and after the date hereof until the earlier of the termination of this Agreement or the Closing, each of the Investors will not, and will use its reasonable best efforts to cause its Acquired Entities and controlled Affiliates not to, directly or indirectly, encourage, facilitate or attempt to obtain or arrange for (a) any equity capital financing involving any of its Acquired Entities that would have the effect of any Person (other than the other Investor or the Company) acquiring equity interests (or rights convertible into equity interests) of such Acquired Entities, (b) the merger, acquisition, consolidation, or recapitalization of any of such Investor’s Acquired Entities or (c) a sale of the securities of any of such Investor’s Acquired Entities or substantially all of the assets of any of such Investor’s Acquired Entities, in each case to any third party (excluding the other Investor or its Affiliates) (each such transaction in the above subclauses (a), (b) and (c), an “Alternative Transaction”) or discuss or provide any other Person (other than the other Investor and its Affiliates) any information in connection with any such Alternative Transaction. In the event that either Investor, or any Affiliate or representative thereof is approached by or receives a notice or an inquiry from any Person (other than the other Investor and its Affiliates and their respective representatives) regarding an Alternative Transaction, such Investor will promptly notify the other Investor.

6.12 Tax Matters.

(a) Each Acquired Entity shall pay to the Investor that owned the applicable Acquired Entity prior to Closing, within ten (10) days after actual receipt thereof, (i) the amount of any Tax refunds that are received by such Acquired Entity (or other Affiliate on account of such Acquired Entity) or (ii) any amounts credited against amounts of Tax actually otherwise due and payable by any Acquired Entity (or other Affiliate on account of such Acquired Entity) becoming entitled thereto, which refunds or amounts credited relate to a Pre-Closing Tax Period.

(b) The Company shall prepare and file, or cause to be prepared and filed, all Tax Returns for the Acquired Entities for any Pre-Closing Tax Period that are required to be filed after the Closing Date (“Straddle Returns”); provided that notwithstanding the foregoing, with respect to any Tax Return of or with respect to an Acquired Entity for a Pre-Closing Tax Period that is required to be filed on a consolidated, combined, unitary or affiliated basis with the applicable Investor or such Investor’s Affiliates that are not Acquired Entities, such Investor shall prepare and file, or cause to be prepared and filed, such Tax Return. Each Straddle Return shall be prepared in a manner consistent with the past practice of the applicable Acquired Entity to the extent consistent with applicable Law. None of the Investors, Acquired Entities, nor the Company shall file any amended Tax Returns for the Acquired Entities for any Pre-Closing Tax Period without the prior written consent of the Investor that owned the applicable Acquired Entity prior to Closing, which consent shall not be unreasonably withheld.

(c) After the Closing, the Investors shall cooperate fully (i) in preparing any Tax Returns pursuant to Section 6.12(b) and (ii) in preparing for and conducting any audits of, or disputes with Tax authorities regarding, any Tax Returns. The Investors shall provide to the Company such information as is reasonably necessary for such audits, disputes or for the filing of all Tax Returns.

(d) Each Investor transferring the stock of an Acquired Entity incorporated in a state of the United States to the Company shall deliver to the Company at Closing a certificate, in form and substance as required by Section 1445 of the Code and the Treasury Regulations thereunder and signed under penalties of perjury, stating that the shares of such Acquired Entity is not a “United States real property interest” within the meaning of Section 897(c) of the Code (as described under Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)).

(e) For purposes of this Agreement, in the case of any Straddle Period: (i) the Taxes of the Acquired Entities that are imposed on a periodic basis and not based on income or receipts (e.g., property taxes) attributable to the Pre-Closing Tax Period shall be equal to the product of such Taxes attributable to the entire Tax period and a fraction, the numerator of which is the number of days in such period that elapsed through the Closing Date and the denominator of which is the number of days in such Tax period; provided, however, that, if the amount of periodic Taxes imposed for such Tax period reflects different rates of Tax imposed for different periods within such Tax period, the formula described in the preceding clause shall be applied separately with respect to each such period within the Tax period; and (ii) the Taxes of the Acquired Entities (other than those described in clause (i)) attributable to the Pre-Closing Tax Period shall be equal to the amount computed as if such Tax period ended as of the close of the Closing Date. Notwithstanding the foregoing, for purposes of a Tax that is imposed as a result of the application of any rule under Subpart F of Subchapter N of the Code, amounts, if any, generated by foreign subsidiaries of AKI, Inc. relating to such Tax, shall be allocated using a “closing of the books” method by assuming that such foreign subsidiaries have two tax periods with the Pre-Closing Tax Period ending as of the close of the Closing Date.

(f) Except as required by law, all Tax Returns filed on or after the Closing Date by the Ileos Investor and the Visant Investor shall be prepared in a manner that is consistent with the Intended Tax-Free Treatment (for this purpose excluding clause (i) of the definition of Intended Tax-Free Treatment if the Spin Transactions are not completed pursuant to the Visant Restructuring) and shall be filed on a timely basis (taking into account any valid extension of the due date for filing) by the party responsible for filing pursuant to this Section 6.12.

6.13 Withholding. The Company shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement to the Investors such amounts as are required to be withheld or deducted under the Code, or any provision of U.S. state or local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Body, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to such Investor in respect of which such deduction and withholding were made.

6.14 Director & Officer Tail Policy.

(a) Prior to or at the Closing, the Company shall purchase a tail insurance policy providing the same level and scope as the current level and scope of directors’ and officers’ liability insurance applicable to the Bioplan Entities as of immediately prior to the Closing for the six (6) year period following the Closing, and covering those persons serving as a director or officer of each such Bioplan Entity who are covered by such Bioplan Entity’s or its Affiliates’ directors’ and officers’ liability insurance policy as of immediately prior to the Closing.

(b) Prior to or at the Closing, the Company shall purchase a tail insurance policy providing the same level and scope as the current level and scope of directors’ and officers’ liability insurance applicable to the Arcade Entities as of immediately prior to the Closing for the six (6) year period following the Closing, and covering those persons serving as a director or officer of each such Arcade Entity who are covered by such Arcade Entity’s or their Affiliates’ directors’ and officers’ liability insurance policy as of immediately prior to the Closing.

6.15 No Post-Closing Leakage.

(a) From the Closing Date until the date on which all Transactions contemplated to occur pursuant to Section 2.6 have been consummated, except (a) as required by applicable Law, (b) as otherwise expressly contemplated by this Agreement (including the Company Shareholders Agreement), or (c) with the prior written consent of each Investor, the Company and the Ileos Investor shall not cause or permit (i) any Leakage at any Acquired Entity that is not wholly owned, directly or indirectly by the

Company or (ii) to exist any Contract or other arrangement that would have constituted Leakage if in existence prior to the Closing (for purposes of determining whether such Contract would constitute Leakage prior to the Closing, the definition of “Investor Group” shall mean the shareholders of such Acquired Entities and its shareholders’ Affiliates (other than any Acquired Entity that is wholly owned, directly or indirectly, by the Company) and such shareholder’s and its Affiliate’s respective officers, employees, consultants and other advisors).

6.16 Leakage Certificate. At least two Business Days prior to the Closing Date, each Investor shall deliver a certificate (the “Leakage Certificate”) to the other Investor setting forth as to its Acquired Entities (i) an estimate of any Leakage occurring from such Investor’s Balance Sheet Date through 12:01 a.m., New York time, on the Closing Date and (ii) the amount of any Capital Investment (the difference between the amount in (i) minus the amount in (ii), with respect to each Investor, the “Closing Leakage”). At the Closing, the amount of each Investor’s Closing Leakage shall (i) first reduce payments to be made to such Investor pursuant to Article II hereof and (ii) if such Closing Leakage exceeds the amount of any such payments, the Investor shall pay to the Company the amount of such excess.

ARTICLE VII

CONDITIONS TO CLOSING

7.1 Conditions Precedent to Obligations of the Investors and the Company. The respective obligations of the Investors and the Company to consummate the Transactions are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions:

(a) There shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining, or otherwise prohibiting the consummation of the Transactions;

(b) (i) The waiting period applicable to the Transactions under the HSR Act shall have expired or early termination shall have been granted, and (ii) the Parties shall have received the specific approvals of the identified Governmental Bodies set forth on Schedule 7.1(b) and such approvals shall be in full force and effect;

(c) The proceeds of the Financing shall be immediately available at Closing to fund those Transactions contemplated by Article II to be funded therewith, and the New Credit Agreement shall be delivered and effective simultaneously with the Closing.

7.2 Conditions Precedent to Obligations of the Ileos Investor. The obligation of the Ileos Investor to consummate the Transactions is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Ileos Investor in whole or in part to the extent permitted by applicable Law):

(a) The representations and warranties of the Visant Investor pursuant to all Fundamental Provisions shall be true and correct in all respects, and all other representations and warranties of the Visant Investor set forth in Article IV and Article V shall be true and correct (without giving effect to any “material”, “materially”, “materiality”, “Material Adverse Effect”, “material adverse change” or similar qualifiers contained in any of such representations and warranties), except for such failures to be true and correct that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, in each case, as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date), and the Ileos Investor shall have received a certificate signed by an authorized officer of the Visant Investor, dated the Closing Date, to the foregoing effect;

(b) The Visant Investor and the Company shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it or any of its Acquired Entities on or prior to the Closing Date, and the Ileos Investor shall have received a certificate signed by an authorized officer of the Visant Investor, dated the Closing Date, to the foregoing effect.

If the Closing occurs, all closing conditions set forth in this Section 7.2 which have not been fully satisfied as of the Closing shall be deemed to have been fully waived.

7.3 Conditions Precedent to Obligations of the Visant Investor. The obligations of the Visant Investor to consummate the Transactions are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Visant Investor in whole or in part to the extent permitted by applicable Law):

(a) The representations and warranties of the Ileos Investor pursuant to all Fundamental Provisions shall be true and correct in all respects, and all other representations and warranties of the Ileos Investor set forth in Article IV and Article V shall be true and correct (without giving effect to any “material”, “materially”, “materiality”, “Material Adverse Effect”, “material adverse change” or similar qualifiers contained in any of such representations and warranties), except for such failures to be true and correct that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, in each case, as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date), and the Visant Investor shall have received a certificate signed by an authorized officer of the Ileos Investor, dated the Closing Date, to the foregoing effect;

(b) The Ileos Investor shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it or any of its Acquired Entities on or prior to the Closing Date, and the Visant Investor shall have received a certificate signed by an authorized officer of the Ileos Investor, dated the Closing Date, to the foregoing effect.

If the Closing occurs, all closing conditions set forth in this Section 7.3 which have not been fully satisfied as of the Closing shall be deemed to have been fully waived.

7.4 Frustration of Closing Conditions. Neither Investor may rely, either as a basis for not consummating the Transactions or for terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in Sections 7.1, 7.2, or 7.3, as the case may be, to be satisfied if such failure was caused by any breach of a covenant, agreement, representation, or warranty of this Agreement by such Investor.

ARTICLE VIII

TERMINATION

8.1 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) At the election of either Investor on or after November 19, 2014 (the “Termination Date”) if the Closing shall not have occurred by the close of business on such date; provided that the right to terminate this Agreement pursuant to this Section 8.1(a) shall not be available to an Investor that is in breach in any material respect of any of its obligations hereunder;

(b) by mutual written consent of the Investors;

(c) by either Investor if there shall have been a breach by the other Investor of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 7.1, Section 7.2 (in the case of a breach by the Visant Investor), or Section 7.3 (in the case of a breach by the Ileos Investor), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) thirty (30) Business Days after providing written notice of such breach to the other Investor and (ii) the Termination Date;

(d) by either Investor if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transactions; it being agreed that subject to Section 6.2(c) hereof, the Investors shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence); provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to an Investor if such Order was primarily due to the failure of such Investor to perform any of its obligations under this Agreement.

8.2 Procedure upon Termination. In the event of termination and abandonment by either Investor, or both, pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given to the other Investor, which written notice shall specify the provision or provisions hereof pursuant to which such termination is being effected, and this Agreement shall terminate (subject to the provisions of Section 8.3), and the Transactions shall be abandoned, without further action by either Investor.

8.3 Effect of Termination. In the event that this Agreement is validly terminated in accordance with Sections 8.1 and 8.2, this Agreement shall immediately become null and void and the Parties hereto shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to the Parties hereto; provided, that (i) no such termination shall relieve any Party hereto from liability for fraud hereunder or for any willful and intentional breach of any of its covenants or agreements or any willful and intentional material breach of any of its representations and warranties contained in this Agreement prior to termination, and if there is a final, nonappealable determination of a court of competent jurisdiction that a Party has breached this Agreement, the damages recoverable by the non-breaching Party shall include all attorneys’ fees reasonably incurred by such Party in connection with the Transactions, and (ii) the provisions of this Section 8.3, and Article X hereof, and the indemnification and reimbursement provisions of Article IX, shall survive any such termination and shall remain in full force and effect.

ARTICLE IX

INDEMNIFICATION

9.1 Survival of Representations and Warranties. The representations and warranties of the Parties contained in this Agreement, any certificate delivered pursuant hereto or any Transaction Document (except to the extent a longer survival is contemplated thereby) shall survive the Closing through and including the later to occur of (x) March 31, 2016 or (y) the date on which consolidated audited financial statements of the Company and each Acquired Entity for the fiscal year ending December 31, 2014 have been prepared and delivered to the Investors (or, if different, the holders of the Company as of such date); provided, however, that all Fundamental Provisions shall survive the Closing until the expiration of the applicable statute of limitation (in each case, the “Survival Period”); provided, however, that any obligations under Section 9.2(a)(i) shall not terminate with respect to any Losses as to which the Person to be indemnified shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to the indemnifying party in accordance with Section 9.3(a) before the termination of the applicable Survival Period; provided, further, that in no case under this Article IX or otherwise in connection with this Agreement shall the damages of either Investor to the other Investor or its Indemnified Persons, or vice versa, hereunder include any Excluded Damages. Any covenants of the Parties contained in this Agreement that required performance prior to the Closing Date shall survive the Closing through and including the later to occur of (x) March 31, 2016 or (y) the date on which consolidated audited financial statements of the Company and each Acquired Entity for the fiscal year ending December 31, 2014 have been prepared and delivered to the

Investors (or, if different, the holders of the Company as of such date). All other covenants contained herein to be performed after the Closing shall survive until fully performed by the applicable Party required to perform such covenant.

9.2 Indemnification.

(a) Subject to Sections 9.1, and 9.4 hereof, following the Closing, each Investor (severally and as to its own Acquired Entities only, the “Indemnifying Investor”) hereby agrees to indemnify and hold the applicable Indemnified Persons harmless from and against, and pay to the applicable Indemnified Persons the Applicable Percentage of, any and all of the Company’s (including each Acquired Entity’s) losses, liabilities, claims, obligations, deficiencies, demands, judgments, damages, interest, fines, penalties, claims, suits, actions, causes of action, assessments, awards, costs and expenses (including reasonable costs of investigation and defense and attorneys’ fees and expenses), whether or not involving a third party claim (individually, a “Loss” and, collectively, “Losses”; which, for the avoidance of doubt, shall not include any Excluded Damages):

(i) based upon, attributable to or resulting from the failure of any of the representations or warranties made by the Indemnifying Investor in this Agreement or in any Transaction Document (other than the Transition Services Agreement and the Company Shareholders Agreement, which shall be governed by the respective terms thereof) to be true and correct in all respects at and as of the Closing Date;

(ii) based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of the Indemnifying Investor or any of its Acquired Entities under this Agreement or any Transaction Document (other than the Transition Services Agreement and the Company Shareholders Agreement, which shall be governed by the respective terms thereof);

(iii) that are Indemnified Taxes relating to an Acquired Entity of such Indemnifying Investor; and

(iv) constituting the amount by which (A) (I) actual Leakage between the applicable Balance Sheet Date and 12:01 a.m., New York time, on the Closing Date, minus (II) Capital Investment, exceeds (B) the Closing Leakage, in each case, of such Indemnifying Investor.

(b) The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement, or any other Transaction Document (other than the Transition Services Agreement and the Company Shareholders Agreement, which shall be governed by the respective terms thereof) shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement.

(c) Following the Closing, the right to indemnification pursuant to this Article IX shall be the sole and exclusive remedy of any Indemnified Person for the failure of any representations or warranties in this Agreement to be true and correct or for breaches of any covenants contained in this Agreement.

9.3 Indemnification Procedures.

(a) A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the Indemnifying Investor; provided, however, that failure to so notify the Indemnifying Investor shall not preclude the Indemnified Person from any indemnification which it may claim in accordance with this Article IX, except to the extent that the Indemnifying Investor is actually and materially prejudiced thereby.

(b) In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any third party in respect of which indemnification may be sought under Section 9.2 hereof (regardless of the limitations set forth in Section 9.4) (a “Third Party Claim”), the Indemnified Person shall promptly cause written notice of the assertion of any Third Party Claim of which it has knowledge which is covered by this indemnity to be forwarded to the Indemnifying Investor. The failure of the Indemnified Person to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the Indemnifying Investor’s obligations with respect thereto except to the extent that the Indemnifying Investor can demonstrate actual loss and prejudice as a result of such failure. Subject to the provisions of this Section 9.3, the Indemnifying Investor shall have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the Indemnified Person, and to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder and the Indemnified Person shall cooperate in good faith with such defense; provided, that the Indemnifying Investor shall have acknowledged in writing to the Indemnified Person its obligation to indemnify the Indemnified Person as provided hereunder. If the Indemnifying Investor elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified by it hereunder, it shall within ten (10) days of the Indemnified Person’s written notice of the assertion of such Third Party Claim (or sooner, if the nature of the Third Party Claim so requires) notify the Indemnified Person of its intent to do so; provided, that the Indemnifying Investor must conduct the defense of the Third Party Claim reasonably actively and diligently thereafter in order to preserve its rights in this regard. Notwithstanding the foregoing, (i) the Indemnified Person may take over the control of the defense or settlement of a Third Party Claim at any time if it irrevocably waives its right to indemnity under this Article IX with respect to such claim, (ii) the Indemnifying Investor may not, without the consent of the Indemnified Person (such consent not to be unreasonably withheld or delayed), settle or compromise any such claim or consent to the entry of any judgment, that would result in (w) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Person or any of its Affiliates, (x) a finding or admission of a violation of applicable Law or violation of the rights of any Person by the Indemnified Person or any of its Affiliates, or (y) a finding or admission that would have an adverse effect on other claims made or threatened against the Indemnified Person or any of its Affiliates and (iii) in no event shall the Indemnifying Investor be entitled to assume defense of any Third Party Claim if (A) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation in respect of the business of the Company, the Indemnified Persons or their respective Affiliates (other than the Indemnifying Investor), or (B) upon petition by the Indemnified Person, the appropriate court rules that the Indemnifying Investor failed or is failing to reasonably actively and diligently prosecute or defend such Third Party Claim. If the Indemnifying Investor elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder, fails to notify the Indemnified Person of its election as herein provided or contests its obligation to indemnify the Indemnified Person for such Losses under this Agreement, the Indemnified Person may defend against, negotiate, settle or otherwise deal with such Third Party Claim; provided that, if the Indemnifying Investor has acknowledged in writing to the Indemnified Person its obligation to indemnify the Indemnified Person as provided hereunder then the Indemnified Person may not settle such claim without the consent of the Indemnifying Investor (such consent not to be unreasonably withheld or delayed). If the Indemnified Person defends any Third Party Claim, then the Indemnifying Investor shall reimburse the Indemnified Person for the expenses of defending such Third Party Claim upon submission of periodic bills along with reasonable back-up documentation and in accordance with the procedures of this section. If the Indemnifying Investor assumes the defense of any Third Party Claim, the Indemnified Person may participate, at his, her or its own expense, in the defense of such Third Party Claim; provided, however, that such Indemnified Person shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Investor if (i) so requested by the Indemnifying Investor to participate (provided, cooperation in the defense shall not constitute participation for this purpose) or (ii) in the reasonable opinion of outside counsel to the Indemnified Person, a conflict or potential conflict exists between the Indemnified Person and the Indemnifying Investor that would make such separate representation advisable; provided, further, that the Indemnifying Investor shall not be required to pay for more than one such counsel for all Indemnified Persons in connection with any Third Party Claim. Notwithstanding anything in this Section 9.3 to the contrary, neither the Indemnifying Investor nor the Indemnified Person may, without the written consent of the other, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment unless the claimant or claimants and such party provide to the Indemnified Person (or to the Indemnifying Investor with enforceable third party beneficiary rights of the Indemnified Person of which the Indemnifying Investor notifies the Indemnified Person) an unqualified release from all liability in respect of the Third Party Claim.

(c) After any final decision, judgment or award shall have been rendered by a Governmental Body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the

Indemnified Person and the Indemnifying Investor shall have reached an agreement, in each case with respect to an indemnifiable claim hereunder, the Indemnified Person shall forward to the Indemnifying Investor notice of any sums due and owing by the Indemnifying Investor pursuant to this Agreement with respect to such matter along with reasonable documentation and the Indemnifying Investor shall (subject to Article IX), within five (5) Business Days after the date of such notice, pay all of such remaining sums so due and owing to the Indemnified Person by wire transfer of immediately available funds to such account as is identified by the Indemnified Person.

9.4 Limitations on Indemnification for Breaches of Representations and Warranties.

(a) Notwithstanding the provisions of this Article IX, neither Investor shall have any indemnification obligations for Losses under Section 9.2(a)(i) (i) for any individual item or group of related items arising out of the same event, unless the aggregate amount of Losses for such individual item or group of related items exceeds $100,000 (the “De Minimis Amount”), and then only to the extent of such excess, or (ii) unless the aggregate amount of all such Losses exceeds $1,000,000 (the “Deductible”), and then only to the extent of such excess; provided that the De Minimis Amount and Deductible limitations shall not apply to Losses related to the failure to be true and correct of any of the representations and warranties set forth in any Fundamental Provisions.

(b) The applicable Indemnifying Investor shall not be required to indemnify any Indemnified Persons under Section 9.2(a)(i) for an aggregate amount of Losses exceeding the applicable Cap in connection with Losses related to the failure to be true and correct of any of the representations or warranties of such Indemnifying Investor in Article IV or Article V (other than any Fundamental Provisions); provided, that Losses arising from the failure of any of the representations or warranties contained in any Fundamental Provisions to be true and correct and breaches of any covenants contained herein shall not exceed the aggregate value of consideration (including net cash proceeds and the value of any Common Stock paid or delivered to such Indemnifying Investor pursuant to this Agreement).

(c) For purposes of determining the failure of any representations or warranties to be true and correct, the breach of any covenants and agreements, and calculating Losses pursuant to this Section 9.4, any “material,” “materially,” “materiality,” or Material Adverse Effect qualifications in the representations, warranties, covenants and agreements shall be disregarded.

(d) Any reimbursement or indemnification payable under this Article IX shall be reduced (including retroactively) by any insurance proceeds recovered by or on behalf of any Indemnified Person; provided that any such proceeds have actually been received by such Indemnified Person and are not contested or subject to any claims, including any claims of the insurance company from which the proceeds originated, in reduction of the related Losses. If any Indemnified Person will have received any amount as a result of a claim for any Losses hereunder (an “Indemnified

Payment”), and any Indemnified Person will subsequently receive, directly or indirectly, insurance proceeds in respect of such Losses, provided that any such proceeds are not contested or subject to any claims, including any claims of the insurance company from which the proceeds originated, then such Indemnified Person will promptly pay to the Indemnifying Investor the amount of such insurance proceeds, or, if less, the amount of the Indemnified Payment. If an Indemnified Person’s Losses are covered by any insurance policies, indemnities, reimbursement arrangements or Contracts pursuant to which or under which such Indemnified Person is a party or has rights, each Indemnified Person will use commercially reasonable efforts to recover under such policies, indemnities or other reimbursement arrangements.

(e) Notwithstanding Section 6.13, any reimbursement or indemnification payment under this Article IX shall be (A) reduced by the product of (x) the amount of any Tax benefit actually realized by an Acquired Entity as a refund of Taxes or reduction in cash Taxes payable as a result of the incurrence or payment of any such Loss (including as a result of the facts, matters, events or circumstances giving rise to such Losses) giving rise to such reimbursement or indemnification payment within two (2) years of such incurrence or payment, multiplied by (y) the Indemnifying Investor’s Applicable Percentage and (B) increased by the amount of any withholding Tax imposed on any reimbursement or indemnification payment actually made to the Indemnified Person that is the Company or the Ileos Investor, as applicable, under this Article IX (including any withholding Tax applicable to additional sums payable under this Section 9.4(e)). In computing the amount of any such Tax benefit under clause (A)(x) in the preceding sentence, the Acquired Entity shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising as a result of the incurrence or payment of any such Loss. For purposes of this Section 9.4(e), an Acquired Entity shall be deemed to have “actually realized” a Tax benefit to the extent that, and at such time as, (x) the amount of Taxes that such Acquired Entity would be required to pay but for the incurrence or payment of any such Loss exceeds (y) the amount of Taxes payable by such Acquired Entity after taking into account the incurrence or payment of any such Loss (for this purpose treating any right to a refund as a negative amount of Taxes payable or required to be paid, where applicable). The determination of whether or not any Tax benefit has been actually realized by the Acquired Entity and the amount of any such Tax benefit shall be determined in the Indemnified Person’s reasonable discretion. The Indemnified Persons shall reasonably cooperate with the Indemnifying Investor to reduce, mitigate or eliminate any withholding Tax imposed on any reimbursement or indemnification payment made under this Article IX.

(f) The parties hereto agree to treat any reimbursement or indemnification payment under this Article IX as an adjustment to the consideration received for the transfer of the applicable Acquired Entities, unless otherwise required by applicable Law.

ARTICLE X

MISCELLANEOUS

10.1 Survival of Covenants. Unless otherwise indicated, the covenants and agreements set forth in this Agreement shall survive the Closing until they have been performed or satisfied.

10.2 Expenses. Whether or not the Transactions are consummated, and except as otherwise provided in this Agreement (including below), each Investor will bear its respective fees, costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement or the Transactions (including legal, accounting and other professional fees). Notwithstanding the foregoing:

(a) With respect to all Joint Expenses, (i) if the Closing occurs, the Company shall pay (or reimburse the applicable Investor for) all Joint Expenses, and (ii) if the Closing does not occur, the Investors shall each bear fifty percent (50%) of all Joint Expenses (and shall pay or reimburse the other Investor as necessary to cause such result);

(b) If the Closing occurs, the Company shall also pay (or reimburse to the extent already paid by the applicable Investor) up to $2,000,000 per Investor of additional fees and expenses incurred by such Investor and not constituting Joint Expenses; and

(c) If either Investor obtains an injunction, a decree or order of specific performance or other remedy, the other Investor shall reimburse such first Investor for all out-of-pocket expenses (including all fees and expenses of counsel, accountants, financial advisors, experts and consultants) incurred by or on behalf of such Investor or any Affiliate of such Investor in connection with obtaining such injunction, a decree or order of specific performance or other remedy.

10.3 Governing Law; Jurisdiction; Consent to Service of Process; Waiver of Jury.

(a) This Agreement and any Legal Proceedings under any Recourse Theory shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, applicable to contracts executed in and to be performed entirely within that State, without giving effect to principles or rules of conflict of laws.

(b) All Legal Proceedings under any Recourse Theory shall be heard and determined in the federal district court sitting in the borough of Manhattan of the City, County and State of New York and any federal appellate court therefrom (or, if such court is unwilling or unable to accept any Legal Proceedings permitted hereunder, in the state district and appeals courts located in the borough of Manhattan of the City, County and State of New York). The Parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any Legal Proceeding under any Recourse Theory permitted hereunder and each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Legal Proceeding under any Recourse Theory permitted hereunder with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 10.3, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that such Legal Proceeding in any such court is brought in an inconvenient forum, that the venue of such Legal Proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Nothing herein shall affect the right of any Party to serve process in any other manner permitted by Law. Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the laws of the State of New York and of the United States of America; provided that each such party’s consent to jurisdiction and service contained in this Section 10.3 is solely for the purpose referred to in this Section 10.3 and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose. The Parties agree that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Notwithstanding anything to the contrary contained herein, no Party, nor any of its Affiliates, will bring, or support the bringing of, any Legal Proceeding under any Recourse Theory against any Financing Source in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Financing Commitment, anywhere other than in accordance with (and only to the extent permitted by) the express contractual terms of the Commitment Letter, which requires any such action to be brought in any New York State court or Federal court of the United States of America sitting in New York City in the Borough of Manhattan.

(c) Each of the Parties hereby consents to process being served by any Party to this Agreement in any Legal Proceeding under any Recourse Theory permitted hereby by the delivery of a copy thereof (other than by facsimile) in accordance with the provisions of Section 10.6.

(d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY LEGAL PROCEEDING ARISING OUT OF, IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, THE FINANCING, OR THE TRANSACTIONS CONTEMPLATED HEREBY (UNDER ANY RECOURSE THEORY) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF SUCH ACTION OR PROCEEDING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO

REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) IT MAKES THIS WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.3(d).

10.4 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), the Transaction Documents, that certain Mutual Confidentiality Agreement, dated April 22, 2014 by and between Ileos Group S.A.S. and AKI, Inc. d/b/a Arcade Marketing, and each other agreement, document, instrument or certificate contemplated hereby or to be executed in connection with the Transactions (collectively, the “Specified Documents”), represent the entire understanding and agreement between the Parties with respect to the subject matter hereof and thereof, and supersede all prior agreements among the Parties with respect to the Transactions. The Parties have voluntarily agreed to define their rights, liabilities and obligations with respect to the Transactions exclusively in contract pursuant to the express terms and provisions of this Agreement and the other Specified Documents, and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement or the other Specified Documents.

10.5 Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed by each of the Investors hereto; provided, that the provisions of Section 10.3, Section 10.8, Section 10.10 and Section 10.11(a) hereof, and this Section 10.5 as they relate to the Financing Sources may not be amended in a manner materially adverse to the Financing Sources without their written consent. Any provision of this Agreement can be waived, only by written instrument making specific reference to this Agreement signed by the Investor against whom enforcement of any such waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant, or agreement contained herein. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

10.6 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission), (iii) when received or rejected by the addressee if sent by registered or certified mail, postage prepaid, return receipt requested, or (iv) one Business Day following the day sent by reputable overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a Party may have specified by notice given to the other Party pursuant to this provision):

If to the Ileos Investor or any of its applicable Acquired Entities (including, prior to the Closing, the Company) to:

26A boulevard Royal L-2449 Luxembourg

Facsimile: 352 26 63 25 99

and

Oaktree Capital Management (UK) LLP

27 Knightsbridge

London SW1X 7LY

United Kingdom

Facsimile: +44 20 7201-4601

Attention: Tom Jaggers, Senior Vice President

With a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, Massachusetts 02110

Facsimile: (617) 772-8333

e-mail: marilyn.french@weil.com and shayla.harlev@weil.com

Attention: Marilyn French and Shayla K. Harlev

If to the Visant Investor or any of its applicable Acquired Entities to:

Visant Corporation

357 Main Street

Armonk, New York 10504

Attention: Marie D. Hlavaty

e-mail: Marie.Hlavaty@Visant.ne

With a copy (which shall not constitute notice) to each of:

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Attn: Tagar Olson

Facsimile: (212) 750-0003

e-mail: tagar.olson@kkr.com

and

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attn: Marni J. Lerner

Facsimile: (212) 455-2502

e-mail: mlerner@stblaw.com

If to the Company following the Closing, to:

Tripolis Holdings S.à r.l.

c/o Oaktree Capital Management, L.P.

26A boulevard Royal L-2449 Luxembourg

Facsimile: 352 26 63 25 99

and

Oaktree Capital Management (UK) LLP

27 Knightsbridge

London SW1X 7LY

United Kingdom

Facsimile: +44 20 7201-4601

Attention: Tom Jaggers, Senior Vice President

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, Massachusetts 02110

Facsimile: (617) 772-8333

e-mail: marilyn.french@weil.com and shayla.harlev@weil.com

Attention: Marilyn French and Shayla K. Harlev

10.7 Severability. If any term or other provision of this Agreement determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced in accordance with any applicable Law (including public policy in respect thereof), all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions may be consummated as originally contemplated to the greatest extent possible.

10.8 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Except as expressly provided herein, this Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein expressed or implied will give or be construed to give any Person, other than the Parties and such successors and permitted assigns, any legal or equitable rights hereunder; provided, however, that the Parties specifically acknowledge and agree that (x) the provisions of Section 10.3, Section 10.5, Section 10.10 hereof and this Section 10.8 are intended to be for the benefit of, and shall be enforceable by, the Non-Parties (including the Financing Sources) and (y) the provisions of Section 10.3 and Section 10.11(a) hereof are intended to be for the benefit of, and shall be enforceable by, the Financing Sources. No assignment of this Agreement or of any rights or obligations hereunder may be made by any Party hereto, directly or indirectly (by operation of Law or otherwise), without the prior written consent of both Investors and any attempted assignment without the required consents shall be null and void ab initio. No assignment of any obligations hereunder shall relieve the Parties of any such obligations. Notwithstanding the foregoing, either Investor may assign its respective rights and obligations hereunder to any Affiliate of such Investor if deemed necessary or desirable by such Investor; provided, that such Investor shall not be relieved of any liability hereunder as a result of any such assignment and shall remain jointly and severally liable with any such assignee.

10.9 No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. Each of the Parties hereby acknowledges that this Agreement embodies the justifiable expectations of sophisticated parties derived from arms’ length negotiations between sophisticated parties skilled in the negotiation of transactions like the Transaction; all Parties to this Agreement specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of unaffiliated parties in an arms’ length transaction.

10.10 Non-Recourse. This Agreement may only be enforced against, and any Legal Proceeding that may be based upon, in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, performance or breach (whether willful, intentional, unintentional or otherwise), of this Agreement, including, without limitation, any representation or warranty made or alleged to have been made in, in connection with, or as an inducement to, this Agreement (each of such above-described (and any other cognizable) legal, equitable or other theories or sources of liability, a “Recourse Theory”) may only be made or asserted against (and are expressly limited to) the Persons that are expressly identified as the Parties in the preamble to and signature pages of this Agreement and solely in their capacities as such. No Person who is not a Party (including without limitation, (i) any former, current or future direct or indirect equity holder, controlling Person, management company, incorporator, member, partner, manager, director, officer, employee, agent, Affiliate, attorney or representative of, and any financial advisor or lender (including Financing Sources) to (all above-described Persons in this subclause (i), collectively, “Affiliated Persons”) a Party or any Affiliate of such Party, and (ii) any Affiliated Persons of such Affiliated Persons but specifically excluding the Parties (the Persons in subclauses (i) and (ii), together with their respective successors, assigns, heirs, executors or administrators, collectively, but specifically excluding the Parties, “Non-Parties”)) shall have any liability whatsoever in respect of, based upon or arising out of any Recourse Theory. Without limiting the rights of any Party hereto against the other

Parties as set forth herein, in no event shall any Party, any of its Affiliates or any Person claiming by, through or on behalf of any of them institute any Legal Proceeding under any Recourse Theory against any Non-Party or support any other Person in doing so. Notwithstanding anything to the contrary in this Section 10.10, nothing in this Section 10.10 shall be deemed to limit any liabilities of any Party to any Transaction Document so as to limit recovery pursuant to contractual rights of another party thereto in accordance with the terms set forth therein.

10.11 Specific Performance.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that prior to the termination of this Agreement in accordance with Section 8.1, each Party shall, except as otherwise provided below, be entitled to an injunction or injunctions to prevent or restrain any breach or threatened breach of this Agreement by any other Party (but not any Financing Source, any action in respect of which shall be governed solely by the express terms and conditions of the Commitment Letter and related documentation) and to enforce specifically the terms and provisions of this Agreement and any Transaction Documents (other than the New Credit Agreement, which shall be construed and enforced in accordance with the express terms and conditions thereof), to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of any other Party, in any court of competent jurisdiction, and appropriate injunctive relief shall be granted in connection therewith. Any Party seeking an injunction, a decree or order of specific performance or other equitable remedy shall not be required to provide any bond or other security in connection therewith and any such remedy shall be in addition to and not in substitution for any other remedy to which such Party is entitled at law or in equity.

(b) Each of the Parties hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

10.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which when delivered (including via facsimile, email portable document format (*.pdf) or similar electronic means) will be deemed to be an original and all of which, when taken together, will be deemed to constitute one and the same Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK – SIGNATURE PAGES FOLLOW.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective authorized signatories, effective as of the date first above written.

OCM LUXEMBOURG ILEOS HOLDINGS S.À.R.L.

By:	/s/ Figen Eren
Name: Figen Eren
Title: Manager

TRIPOLIS HOLDINGS S.À.R.L.

By:	/s/ Figen Eren
Name: Figen Eren
Title: Manager

VISANT CORPORATION

By:	/s/ Marie D. Hlavaty
Name: Marie D. Hlavaty
Title: SVP